Oppenheimer Variable Account Funds
3410 South Galena Street
Denver, Colorado 80231


Dear MultiVest Plan Contract Owner:

We are pleased to provide for Confederation Life Insurance & Annuity Company this annual report of Oppenheimer Variable Account Funds. On the following pages, you'll find our current outlook and portfolio strategy for each of the Funds.

We'd like to thank you for the trust you've placed in the OppenheimerFunds team as manager of your Oppenheimer Variable Account Funds investment under the MultiVest plan. We look forward to continuing to help you reach your investment goals in the years to come.

Sincerely,




James C. Swain
Chairman--Oppenheimer Variable Account Funds






Jon S. Fossel
President--Oppenheimer Variable Account Funds

January 21, 1994


Oppenheimer Capital Appreciation Fund

During the past year, low interest rates in the U.S. supported a strong market for small companies. A low interest rate environment encourages the expansion of smaller companies because of the low cost of capital.

Given the positive overall market environment, our strategy is to seek well-managed companies offering innovative products and services--a combination that supports our expectation of stock price appreciation. In selecting individual stocks, Fund managers search for excellent opportunities in different sectors. The current balance of sector investments diversifies the portfolio and helps reduce the Fund's overall volatility.

Recent portfolio changes include a consolidation of healthcare holdings. After taking profits in several drug and medical company stocks, the Fund now holds a core position in companies that we believe offer cost-effective solutions to healthcare problems and can succeed under anticipated versions of healthcare reform legislation.

In the financial area, the Fund's managers made two new purchases: Mid Ocean, a property and casualty reinsurer with experienced management, and Servicios, a Mexican financing firm with an expanding business base.

Technology continues to be a major area of Fund investment. In networking, the growing business for the linking of computers, we purchased Cabletron Systems and Cheyenne Software, two firms with solid growth potential. The managers also found exciting opportunities in the telecommunications area.

The Fund remains strongly invested in the specialty retailing industry, in which small companies can expand very rapidly with innovative, customer-oriented concepts. Recently, the managers increased the Fund's position in General Nutrition, a retail chain offering vitamins and health food. We also bought PetsMart, a growing pet accessories superstore operation, and O'Reilly Automotive, a well-managed auto parts chain in the Midwest.

Going forward, your Fund's managers are optimistic that an improving economy will support the prospects for stocks of small companies, and they will continue to search for new opportunities that represent significant potential for growth.

Oppenheimer Growth Fund

With both the U.S. and global economies showing strong signs of improvement and with inflation and interest rates holding at very low levels, we weren't distracted by energy or utility stocks that might have given a short-lived boost to performance during the year. Instead, we stuck to our basic discipline, focusing on stocks with above-average long-term prospects.

During the period, we profitably sold several consumer and technology stocks whose prices appeared to have peaked, reducing positions in Reebok, Dell Computer and Philip Morris. We used the proceeds of these sales, in turn, to invest in companies whose earnings momentum isn't, in our view, fully reflected in their stock prices.

For example, the broad sell-off in financial services stocks, driven by what we feel are unfounded fears over rising interest rates, created opportunities to add to positions in financial companies positioned to benefit from what remains a very low interest-rate environment, such as First Interstate Bancorp, Countrywide Credit Industries and Green Tree Financial.

Likewise, the broad decline in healthcare stocks stemming from uncertainties over the Clinton Administration's reform proposals allowed your managers to buy shares of companies positioned to prosper under any reform scenario. Our largest holdings in this sector include U.S. Healthcare, Cordis Corporation and United Healthcare.

Finally, with the improving global economy, we continued to look for values in overseas markets, where declining interest rates and improving economies set the stage for future gains. At December 31, our largest foreign stock holdings were in French and British companies.

As we enter 1994, the improving U.S. and global economies, low interest and inflation rates, and solid gains in corporate earnings, driven by rising sales rather than cost-cutting, all suggest that the kinds of high-potential companies in which the Fund invests should do well in the months ahead.


Oppenheimer Global Securities Fund

The international stock markets staged a powerful comeback in 1993 and Oppenheimer Global Securities Fund participated in the gains. In fact, the Fund was ranked #1 of all variable annuity funds tracked by Lipper Analytical Services, Inc. for 1993.*

We expect the factors behind the global-market gains--a changing tax and regulatory environment in the U.S. and low interest rates and improving economies abroad--to continue into 1994 and beyond. We believe the key to performance going forward is careful, stock-by-stock evaluation of investment opportunities.

Portfolio changes during the year were aimed at taking advantage of the most attractive opportunities worldwide. For example, we shifted a significant portion of the Fund's assets into Asia and Latin America, where both business and consumer markets are developing at a rapid and, in our view, sustainable pace. Investments in these emerging markets now account for approximately 40% of the Fund's investments.

A second shift involved the Fund's sector distribution. Fund managers shifted assets into what they believe to be promising areas, such as:

  o Capital market development--Events such as the fall of the Iron Curtain and the awakening of China and Latin America create a need for capital to support free enterprise development across formerly closed borders. We believe this need should fuel the growth of banks and financial services in emerging markets, as well as financial institutions in developed countries.

  o Emerging consumer markets--Populations of emerging economies in areas such as the Far East and Latin America are experiencing substantial growth of income. As their standard of living rises, these people will create more demand for consumer products. The Fund is investing in companies like Philips, CIADEA and Sears de Mexico, which should benefit from these powerful trends.

*Source: Lipper Analytical Services, Inc., an independent mutual fund monitoring service. The Fund ranked 1 out of 530 variable annuity/underlying funds for the 1-year period ended 12/31/93. Ranking is based on changes in net asset value with dividends and capital gains reinvested, but without considering charges or fees associated with MultiVest Plan.

  o Telecommunications--We've taken major positions in Europe's undervalued--and fast-growing--telephone companies, SIP and Telefonica de Espana.

  o Energy logistics--Efficient energy production and transportation operations are expected to benefit as petrochemicals continue to be integral to world productivity. Reflecting this, we've invested in YPF Sociedad, Argentina's largest integrated oil company.

Going forward, we believe the Fund is positioned to take full advantage of the anticipated pickup in global markets.

Oppenheimer Multiple Strategies Fund

As in the past, the key to Oppenheimer Multiple Strategies Fund's performance was the ability to allocate assets among stocks, government securities and corporate bonds, both domestically and internationally. This investment diversification was particularly important in 1993's fourth quarter, as a strengthening economy gave rise to short-lived concerns about possible increases in inflation and interest rates. While those concerns have since subsided with the realization that inflation remains well under control, they did lead to a modest increase in interest rate levels in November.

The Fund's fixed income portfolio, which accounted for approximately 41% of the Fund's total portfolio as of December 31, 1993, generated attractive returns throughout the period, despite those slightly higher rates, as a result of our holdings of both high-yield corporate issues and foreign bonds, notably from Canadian, Australian and Latin American issuers. These two sectors benefitted from the improving global economy, and both are less sensitive to changes in U.S. interest rates than other types of bonds.

On the equity side, we realigned the Fund's healthcare holdings significantly, focusing on issues that should contribute to the Fund's performance, such as companies with innovative delivery systems (notably HMOs), important new products or attractive dividend yields.

We also increased our holdings of technology stocks, where innovative companies are leading the way to major gains in business productivity. In addition to traditional technology investments, we also found attractive opportunities in interactive technologies, adding to our position in AT&T and initiating a position in NEXTEL, companies in the process of creating powerful interactive communications groups.

Finally, we continued to build the Fund's international position, both to control risk through diversification and to capitalize on the prospects for strong economic growth offshore. While most of our holdings are in Europe, where economies are poised for recovery, we recently took advantage of opportunities in the Pacific Rim.


Oppenheimer High Income Fund

High yield, lower-rated bonds continued to be the best performing sector of the fixed-income market, with gains in bond prices more than offsetting modest declines in yields as interest rates moved generally lower during the period. The strengthening of the U.S. economy and continued low inflation and interest rate levels played a significant role in that performance. The managers continued to focus on value investing--the selection of individual bonds whose yields and prices seem especially attractive when compared with other bonds in the market.

During the period, many high yield bond issuers continued to take advantage of the opportunity to call outstanding bonds and replace them with lower-yielding issues. The Fund's managers used the bond-call proceeds to take advantage of many emerging investment opportunities in an effort to further diversify the Fund's portfolio, which can help to reduce risk.

The Fund continued to focus on bonds issued by companies positioned to perform well as the economy improves. For example, we profitably sold several broadcast communications and media issues whose prices appeared to have peaked. We used the proceeds to buy bonds of cyclical companies in the automotive, paper and metals industries which should benefit from stronger U.S. economic growth.
These companies will also benefit once the recovery takes hold in Europe and Japan.

Looking ahead, while we aren't expecting interest rates to rise significantly in the months ahead, declines appear to be behind us, and the Fund should continue to provide an attractive high current yield. At the same time, the economy is strengthening and corporations continue to enhance their balance sheets, making high yield issues extremely attractive.


Oppenheimer Strategic Bond Fund

The Fund seeks high current income from a portfolio of U.S. government securities, higher-yielding, lower-rated corporate bonds and foreign fixed income securities. The strategic investing approach has enabled the Fund's managers to seek high yields in different economic environments, by shifting assets among three fixed income sectors. The three sectors tend to react differently to economic events, so that weak performance in one sector is often offset by strong performance in another.

As U.S. interest rates continued to decline throughout 1993, economic growth slowly accelerated. Many economies overseas also appear poised to rebound from recession, and in Europe, there is a strong likelihood that interest rates will continue to fall, causing additional price appreciation in the Fund's bond investments. In this low-interest-rate environment, the Fund's managers continue to emphasize corporate bonds and foreign fixed income securities more heavily than U.S. government securities.

In addition to offering attractive yields, many of the high yield corporate bonds in the portfolio have appreciated in price as the U.S. economic recovery has helped corporations increase profits and strengthen balance sheets. In particular, as the U.S. recovery has strengthened, the Fund has shifted its emphasis from broadcast and media companies to companies in more cyclical industries, such as building materials.

We continue to expand the Fund's diversification in foreign markets, particularly in emerging markets where growth rates, in many cases, are higher than in the U.S. Our holdings are distributed across three broad regions-- Europe; the "Dollar bloc" countries of Australia, Canada and New Zealand; and emerging markets including Latin America, Indonesia and Eastern Europe. We are maintaining a relatively short average maturity in these investments to help guard against the risks of arise in interest rates, which would cause the value of bond investments to fall.

We took advantage of the rise in price of long-term U.S. Treasuries and sold a portion of the Fund's investments in these securities. This strategy reduced the average maturity of the Fund's U.S. government investments, helping to limit the risks associated with a rise in interest rates.

We will continue to monitor market conditions closely to seek out the best fixed income opportunities for the Fund worldwide.

Oppenheimer Bond Fund

Given the recent economic environment, marked by slow growth and low inflation and interest rates, we continued to emphasize corporate bonds during the past year. Over that period, as the economy began to improve, many corporate bond issuers experienced an improvement in earnings growth and cash flow which, in turn, helped improve overall credit ratings. The Fund's corporate sector continues to be diversified among a variety of industries, especially focusing on areas which are expected to experience high growth rates, such as telecommunications, or are undervalued, such as oil and gas companies.

At the end of the third quarter of last year, we took profits on some of the Fund's long-term U.S. Treasury securities and purchased intermediate-term securities to position the Fund for a potential increase in interest rates. As we expect a further slight increase in rates in 1994 as the economy expands, we anticipate keeping the U.S. Treasury exposure shorter than it was for most of 1993.

The Fund's mortgage sector continued to be affected by low interest rates which encourage homeowners to refinance their mortgages. As a result, the Fund's position in mortgage-related securities was decreased during the year, as prepayments of principal on mortgages accelerated beyond expectation.

Based on the outlook for a strong U.S. dollar, the Fund has kept its foreign currency exposure relatively low. However, there are very attractive opportunities in foreign bond markets and the portfolio has added investments in dollar-denominated investment-grade bonds of Latin American countries, such as Colombia and Chile, as well as other emerging markets, such as Indonesia and the Czech Republic.

Going forward, we continue to see especially attractive opportunities in the corporate and foreign sectors of the investment grade bond market.

Oppenheimer Money Fund

During the past year, the market for money market securities was characterized by stable short-term interest rates. With the economy sluggish throughout most of the year, interest rates remained low, which made it attractive for companies to issue long-term debt. Therefore, the supply of short-term money market securities was lower than usual. Inflation remained under control which led to a neutral stance by the Federal Reserve regarding interest rate adjustments.
The net result is that current short-term interest rates are at essentially the same level as at the beginning of 1993.

The Fund continued to invest all of its assets in Tier 1 securities, which are the highest quality money market instruments. The Fund's portfolio was concentrated in the corporate sector of the market to gain additional yield. Within this area, a portion of holdings were invested in floating rate instruments, which have yields tied to various indices, such as the prime rate or U.S. Treasury bill rate. The Fund received higher yields from these securities when short-term interest rates increased in October.

In selecting money market securities, the Fund's manager diversifies the portfolio's holdings by market sector and issuer. Each security is carefully analyzed to ensure that it meets the high quality standards of the Fund and can provide a competitive return.

 Statement of Investments  December 31, 1993
 Oppenheimer Variable Account Funds- Money Fund


 Face                                                                                   Market
 Amount                                                                              Value-Note 1

              Repurchase Agreements -11.6%
$ 7,100,000   Repurchase agreement with J.P Morgan Securities, Inc., 3.23%, dated 12/31/93 and maturing 1/3/94, collateralized by
                Federal National Mortgage Assn. Participation Certificates,
                5.50%, 12/1/08, with a value of $7,277,496 (Cost $7,100,000)....... $  7,100,000

              Direct Bank Obligations and Letters of Credit -7.3%
              Abbey National PLC, guaranteeing commercial paper of:
  2,500,000         Abbey National North America Corp., 3.28%, 3/18/94.............    2,482,952
              ABN Amro Bank NV, guaranteeing commercial paper of:
  2,000,000         ABN AMRO Bank Canada, 3.31%, 3/7/94............................    1,988,228
              Total Direct Bank Obligations (Cost $4,471,180)......................    4,471,180

              Short-Term Notes -71.4%
              Asset-Backed -10.6%
  2,000,000   Beta Finance, Inc., 3.27%, 2/16/94(3)................................    1,991,643
  2,000,000   Corporate Asset Funding Co., Inc., 3.15%, 1/18/94....................    1,997,025
  2,500,000   CXC, Inc., 3.40%, 1/21/94............................................    2,495,278
                                                                                       6,483,946

              Broker/Dealers -19.2%
  2,500,000   Bear Stearns Cos., Inc., 3.375%, 1/3/94(1)...........................    2,500,000
  2,500,000   Goldman Sachs Group L.P., 3.35%, 2/1/94..............................    2,492,896
    700,000   Lehman Brothers Holdings, Inc., 3.375%, 1/3/94(1)....................      700,000
  1,400,000   Merrill Lynch & Co., Inc., 3.045%, 1/3/94(1).........................    1,399,936
  2,635,000   Morgan Stanley Group, Inc., 2.82%, 1/3/94(1).........................    2,635,000
  2,000,000   Shearson Lehman Brothers Holdings, Inc., 3.58%, 1/7/94(1)............    2,000,000
                                                                                      11,727,832

              Commercial Finance -5.9%
  1,000,000   CIT Group Holdings, Inc., 3.59%, 5/9/94(2)...........................    1,000,000
  2,600,000   Heller Financial, Inc., 3.32%, 1/4/94(1).............................    2,600,000
                                                                                       3,600,000

              Consumer Non-Cyclicals -3.3%
  2,000,000   American Brands, Inc., 3.34%, 1/21/94................................    1,996,289

              Diversified Finance -7.4%
  2,000,000   Ford Motor Credit Corp., 9.40%-9.45%, 5/20/94-5/26/94................    2,043,963
  2,500,000   General Electric Capital Corp., 3.35%, 1/24/94.......................    2,494,649
                                                                                       4,538,612

              Financial Services: Miscellaneous -8.9%
  3,000,000   Countrywide Funding Corp., 3.32%-3.40%, 1/13/94-3/28/94..............    2,983,005
  2,500,000   Fleet Mortgage Group, Inc., 3.45%, 1/13/94...........................    2,497,125
                                                                                       5,480,130

 Statement of Investments  (Continued)
 Oppenheimer Variable Account Funds- Money Fund

 Face                                                                                  Market
 Amount                                                                             Value-Note 1
              Industrial -4.1%
$ 2,500,000   BICC Cables Corp., guaranteed by BICC PLC, 3.55%, 1/4/94............. $  2,499,260

              Municipal -4.1%
  2,500,000   North Slope Borough Alaska, 4.35%, 6/30/94...........................    2,500,000

              Oil: Integrated International -3.2%
  2,000,000   Petrofina (DE), Inc., 3.37%, 4/18/94.................................    1,979,968

              Telecommunications -4.7%
  2,900,000   NYNEX Corp., 3.40%, 3/28/94 .........................................    2,876,445
              Total Short-Term Notes (Cost $43,682,482)............................   43,682,482

              Short - Term U.S. Government Obligations -9.5%
  5,453,090   Small Business Administration, 6.875%-7.875%, 1/1/94(1)
                (Cost $5,815,623) .................................................    5,815,623

 Total Investments, at Value (Cost $61,069,285)............................... 99.8   61,069,285
 Other Assets Net of Liabilities..............................................   .2      152,334
 Net Assets...................................................................100.0 $ 61,221,619


 Short-term notes and direct bank obligations are generally traded on a discount basis; the interest rate is the discount rate received by the Fund at the time of purchase. Other securities normally bear interest at the rates shown.

 1. Variable rate security. The interest rate, which is based on specific, or an index of, market interest rates, is subject to change periodically and is the effective rate on December 31, 1993.

 2. Put obligation redeemable at full face value on the date reported.

 3. Security purchased in private placement transaction, without registration under the Securities Act of 1933 (the Act). The security was acquired on August 19, 1993, is carried at amortized cost, and amounts to $1,991,643, or 3.25% of the Fund's net assets.

 See accompanying Notes to Financial Statements.


Statement of Investments December 31, 1993
Oppenheimer Variable Account Funds-High Income Fund


     Face                                                                                                                  Market
    Amount       Repurchase Agreements--6.8%                                                                         Value-Note 1
$  6,300,000     Repurchase agreement with J.P. Morgan
                   Securities, Inc., 3.15%, dated 12/31/93 and
                   maturing 1/3/94, collateralized by U.S.
                   Treasury Bills, 2.93%, 2/3/94, with a value
                   of $6,437,138 (Cost $6,300,000).................................................................... $  6,300,000


                 Short-Term Corporate Bonds and Notes--1.0%
   1,000,000 (1) Citibank CD, 17.30%, 7/29/94 (4) (Cost $1,004,761)...................................................      947,137


                 Long-Term Government Obligations--5.5%
                 Argentina (Republic of):

     470,000       Bonds, Bonos del Tesoro, Series II, 3.50%, 9/1/97 (3)..............................................      387,762
   1,239,875 (1)   Bonds, Bonos de Consolidacion de Deudas, Series I, 4.25%,
                     4/1/01 (3) (5)...................................................................................      983,769
   1,000,000       Past Due Interest Bonds, 4.1875%, 3/31/05 (3)......................................................      878,750
   2,000,000 (1) Bank Negara Indonesia Bonds, 0%, 5/12/95 ............................................................      778,117
   1,000,000     Bariven SA Bonds, 10.75%, 7/8/97 (6).................................................................      608,984
 150,000,000 (1) Spain (Kingdom of) Bonds, 10.25%, 11/30/98 (6).......................................................    1,156,550
     500,000     Venezuela (Republic of) Front-Loaded Interest Reduction
                   Bonds, Series B, 6%, 3/31/07 (3)...................................................................      382,500
                 Total Long-Term Government Obligations
                   (Cost $4,860,148) .................................................................................    5,176,432


                 Long-Term Corporate Bonds and Notes--76.2%
                 Aerospace/Defense --2.0%
   1,750,000     GPA Delaware, Inc., 8.75% Gtd. Nts., 12/15/98........................................................    1,345,313
     500,000     Sequa Corp., 9.375% Sr. Sub. Nts., 12/15/03..........................................................      505,000
                                                                                                                          1,850,313

                 Airlines --1.6%
     825,000     AMR Corp., 10% Debs., 4/15/21........................................................................      952,092
     500,000     Trism, Inc., 10.75%  Gtd. Sr. Sub. Nts., 12/15/00....................................................      515,000
                                                                                                                          1,467,092


                 Broadcast Media/Cable TV--18.8%
     750,000     Ackerley Communications, Inc., 10.75% Sr. Sec. Nts., Series A,
                    10/1/03 (7).......................................................................................      783,750
   1,000,000     Act III Broadcasting, Inc., 9.625% Sr. Sub. Nts., 12/15/03 .............................                 1,020,000
                 Cablevision Systems Corp.:
     500,000       9.875% Sr. Sub. Debs., 2/15/13.....................................................................      583,750
     500,000       9.875% Sr. Sub. Debs., 4/1/23......................................................................      585,000
     500,000     Centennial Cellular Corp., 8.875% Sr. Nts., 11/1/01..................................................      497,500
     500,000     Continental Broadcasting Ltd./Continental Broadcasting
                   Capital Corp., 10.625% Sr. Sub. Nts., 7/1/03.......................................................      513,750
                 Continental Cablevision, Inc.:
   1,000,000       11% Sr. Sub. Debs., 6/1/07 ........................................................................    1,177,500
     700,000       9% Sr. Debs., 9/1/08 ..............................................................................      780,500
     500,000       9.50% Sr. Debs., 8/1/13 ...........................................................................      560,000
     500,000     General Media, Inc., 10.625% Sr. Sec. Nts., 12/31/00 (7).............................................      512,500
   1,000,000     Helicon Group LP/Helicon Capital Corp., 0%/9.50% Sr.
                   Sec. Nts., 11/1/03 (2) (7).........................................................................      977,500
   2,000,000     International CableTel, Inc., 0%/10.875% Sr. Def. Cpn.
                   Nts., 10/15/03 (2).................................................................................    1,280,000

Statement of Investments (Continued)
Oppenheimer Variable Account Funds-High Income Fund

     Face                                                                                                                 Market
    Amount       Long-Term Corporate Bonds and Notes (Continued)                                                      Value-Note 1
                 Broadcast Media/Cable TV (Continued)
$    500,000     Lamar Advertising Co., 11% Sr. Sec. Nts., 5/15/03....................................................$     531,250
   1,000,000     New City Communications, Inc., 11.375% Sr. Sub. Nts., 11/1/03 ....                                       1,035,000
     500,000     Outlet Broadcasting, Inc., 10.875% Sr. Sub. Nts., 7/15/03............................................      516,250
                 Panamsat LP/Panamsat Capital Corp.:
     500,000       9.75% Sr. Sec. Nts., 8/1/00........................................................................      531,250
   2,500,000       0%/11.375% Sr. Sub. Disc. Nts., 8/1/03 (2).........................................................    1,675,000
                 SCI Television, Inc.:
     486,000       7.50% Sr. Sec. Nts., Series 1, 6/30/98.............................................................      473,546
     750,000       11% Sr. Sec. Nts., 6/30/05.........................................................................      780,000
     500,000     SFX Broadcasting, Inc., 11.375% Sr. Sub. Nts., 10/1/00...............................................      526,250
     500,000     Sinclair Broadcasting Group, 10% Sr. Sub. Nts., 12/15/03.............................................      513,750
     700,000     TKR Cable I, Inc., 10.50% Sr. Debs., 10/30/07........................................................      854,000
     700,000     Univision Television Group, Inc., 11.75% Sr. Sub. Nts., 1/15/01 .....................................      780,500
                                                                                                                         17,488,546

                 Building Materials --2.4%
   1,000,000     Pacific Lumber Co., 10.50% Sr. Nts., 3/1/03..........................................................    1,037,500
   1,000,000     Pt Inti Indorayon Utama, 9.125% Sr. Nts., 10/15/00 ..................................................    1,003,750
     500,000     Triangle Wire & Cable, Inc., 13.50% Sr. Nts., 1/15/02* (7)...........................................      190,000
                                                                                                                          2,231,250

                 Chemicals/Plastics --2.8%
                 Harris Chemical North America, Inc.:
   1,000,000       0%/10.25% Gtd. Sr. Sec. Disc. Nts., 7/15/01 (2)....................................................      858,750
     750,000       10.75% Sr. Gtd. Sub. Nts., 10/15/03................................................................      793,125
   1,600,000     Talley Industries, Inc., 0%/12.25% Sr. Disc. Debs., 10/15/05 (2).....................................      936,000
                                                                                                                          2,587,875

                 Consumer Goods: Manufacturing--3.7%
     850,000     Amstar Corp., 11.375% Sr. Sub. Nts., 2/15/97.........................................................      871,250
   2,000,000     Coleman Holdings, Inc., 0% Sr. Sec. Disc. Nts., Series B, 5/27/98 ...................................    1,295,000
   1,000,000     Harman International Industries, Inc., 12% Sr. Sub. Nts., 8/1/02 ....................................    1,120,000
     350,000     Revlon Worldwide Corp., 0% Sr. Sec. Disc. Nts., Series B, 3/15/98....................................      180,250
                                                                                                                          3,466,500
                 Containers: Paper -- 0.3%
     300,000     Equitable Bag, Inc., 12.375% Sr. Nts., 8/15/02.......................................................      261,000

                 Financial/Insurance -- 8.0%
     750,000     Banco do Nordeste do Brasil, 10.375% Sr. Debs, 11/6/95 (7)...........................................      761,250
   1,000,000     Banco Nacional de Mexico SA, 7% Exch. Sub. Debs.,
                   12/15/99 (7).......................................................................................    1,245,000
     500,000     Blue Bell Funding, Inc., 11.85% Extd. Sec. Nts., 5/1/99 (3)..........................................      552,500
   1,600,000     Card Establishment Services, Inc., 10% Sr. Sub. Nts., 10/1/03 (7) ...................................    1,672,000
     497,387     ECM Fund L.P.I., 14% Sub. Nts., 6/10/02 (7)..........................................................      557,819
     493,943     GSPI Corp., 10.15% Fst. Mtg. Bonds, 6/24/10 (7)......................................................      602,610
   1,206,215     Residential Funding Corp., 7.97% Real Estate Trust
                   Pass-Through Ctfs., Series 1993-J2, Cl. B 1, 6/15/23 (7)...............                                1,032,068
   1,000,000     Tribasa Toll Road Trust, 10.50% Nts., Series 1993-A, 12/1/11 (7).....................................    1,031,250
                                                                                                                          7,454,497

                 Food and Restaurants --2.6%
     700,000     Di Giorgio Corp., 12% Sr. Nts., 2/15/03..............................................................      761,250

Statement of Investments (Continued)
Oppenheimer Variable Account Funds-High Income Fund

     Face                                                                                                                 Market
    Amount       Long-Term Corporate Bonds and Notes (Continued)                                                      Value-Note 1
                 Food and Restaurants (Continued)
                 Restaurant Enterprises Group, Inc.:
$    650,000       12.25% Sr. Sub. Nts., 12/15/96*....................................................................$     640,250
   1,500,000       12.75% Sub. Nts., 12/15/98*........................................................................      990,000
                                                                                                                          2,391,500

                 Gaming/Hotels --2.0%
     500,000     Casino America, Inc., Units..........................................................................      517,500
     500,000     Santa Fe Hotel, Inc., Units..........................................................................      482,500
     875,000     Treasure Bay Gaming & Resorts, Inc., Units (7).......................................................      888,125
                                                                                                                          1,888,125

                 Healthcare/Medical Products--2.4%
     500,000     Abbey Healthcare Group, Inc., 9.50% Sr. Sub. Nts., 11/1/02...........................................      513,125
   1,000,000     Alco Health Distribution Corp., 11.25% Sr. Debs., 7/15/05 (5)........................................    1,002,813
     700,000     Eye Care Centers of America, Inc., Units (7).........................................................      717,500
                                                                                                                          2,233,438

                 Home Building/Development-- 3.0%
     750,000     Dal-Tile International, Inc., 0% Sr. Sec. Nts., 7/15/98..............................................      453,750
   1,000,000     NVR, Inc., 11% Gtd. Sr. Nts., 4/15/03................................................................    1,057,500
     640,000     Southdown, Inc., 14% Sr. Sub. Nts., Series B, 10/15/01...............................................      736,000
                 Trizec Corp. Ltd.:
     500,000 (1)   11.125% Sr. Debs., 6/18/96* (6)....................................................................      272,847
     500,000 (1)   10.25% Sr. Debs., 6/22/99* (6).....................................................................      276,624
                                                                                                                          2,796,721

                 Information Technology-- 0.6%
     500,000     Dell Computer Corp., 11% Sr. Nts., 8/15/00 (7).......................................................      526,250

                 Leisure/Entertainment -- 0.6%
     521,305     Gillett Holdings, Inc., 12.25% Sr. Sub. Nts., Series A, 6/30/02 .....................................      570,829

                 Manufacturing: Diversified--2.1%
     500,000     Collins & Aikman Group, Inc., 11.875% Sr. Sub. Debs., 6/1/01 ........................................      515,000
     400,000     Foamex LP/Foamex Capital Corp., 11.25% Sr. Nts., 10/1/02 ............................................      438,000
   1,000,000     Itel Corp., 13% Sr. Sub. Nts., 1/15/99...............................................................    1,043,750
                                                                                                                          1,996,750

                 Metals/Mining -- 3.5%
   1,000,000     Carbide/Graphite Group, Inc. (The), 11.50% Sr. Nts., 9/1/03..........................................    1,072,500
     500,000     Jorgensen (Earle M.) Co., 10.75% Sr. Nts., 3/1/00....................................................      536,875
     500,000     Pace Industries, Inc., 10.625% Sr. Nts., 12/1/02 (7).................................................      515,000
                 Stelco, Inc.:
     500,000 (1)   10.875% Debs., 9/15/94 (6).........................................................................      378,588
     500,000 (1)   9.75% Debs., 4/1/95 (6)............................................................................      374,811
     500,000 (1)   10.40% Debs., 11/30/09 (6) ........................................................................      369,147
                                                                                                                          3,246,921

                 Oil and Gas: Equipment and Services -- 0.6%
     500,000     OPI International, Inc., 12.875% Gtd. Sr. Nts., 7/15/02...................................                 582,500
                 Oil and Gas: Exploration and Production -- 4.7%
     350,000 (1) BP America, Inc., 10.875% Nts., 8/1/01 (6)...........................................................      315,578
                 Maxus Energy Corp.:
   1,000,000       8.50% Debs., 4/1/08................................................................................      950,000
     800,000       11.50% Debs., 11/15/15.............................................................................      844,000


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-High Income Fund

     Face                                                                                                                 Market
    Amount       Long-Term Corporate Bonds and Notes (Continued)                                                      Value-Note 1
                 Oil and Gas: Exploration and Production (Continued)
                 Mesa Capital Corp.:
$      1,000       0%/12.75% Disc. Nts., 6/30/96 (2)..................................................................$         798
      75,000       0%/12.75% Cv. Disc. Nts., 6/30/98 (2)..............................................................      107,063
     957,000       0%/12.75% Sec. Disc. Nts., 6/30/98 (2).............................................................      813,450
                 Presidio Oil Co.:
     700,000       13.25% Sr. Sub. Gas Indexed Nts., 2/15/99 (3) (7)..................................................      742,000
     525,000       11.50% Sr. Sec. Nts., Series A, 9/15/00............................................................      552,563
                                                                                                                          4,325,452

                 Publishing --2.3%
   1,700,000     Bell & Howell Holdings Co., 0%/11.50% Sr. Disc. Debs.,
                   Series B, 3/1/05 (2)...............................................................................      943,500
   1,750,000     Marvel (Parent) Holdings, Inc., 0% Sr. Sec. Disc. Nts., 4/15/98......................................    1,150,625
                                                                                                                          2,094,125

                 Railroads/Equipment -- 0.6%
     500,000     Southern Pacific Transportation Co., 10.50% Sr. Sec. Nts.,
                   Series B, 7/1/99 ..................................................................................      555,625

                 Retail: Food and Drug--1.6%
     500,000     Duane Reade, 12% Sr. Nts., Series B, 9/15/02.........................................................      542,500
   1,000,000     Purity Supreme, Inc., 11.75% Sr. Sec. Nts., Series B, 8/1/99 ........................................      985,000
                                                                                                                          1,527,500

                 Retail: Specialty --3.1%
     500,000     AnnTaylor, Inc., 0%/14.375% Sr. Sub. Disc. Nts., 7/15/99 (2).........................................      535,000
     250,000     Comtroladora Commercial Mexicano SA, 8.75%
                   Gtd. Nts., 4/21/98 (7).............................................................................      262,188
   1,000,000     Mary Kay Corp., 12.75% Gtd. Sr. Nts., Series B, 12/6/00 (7) .........................................    1,065,000
     500,000     Musicland Group, Inc. (The), 9% Sr. Sub. Nts., 6/15/03...............................................      509,375
     500,000     Zale Delaware Corp., 11% Sr. Sec. Nts., 6/1/00.......................................................      517,500
                                                                                                                          2,889,063

                 Services --1.0%
   1,000,000     Protection One Alarm Monitoring, Inc., 12% Sr. Sub. Nts.,
                  11/1/03 (7).........................................................................................      920,000

                 Telecommunications --2.0%
   2,000,000     Cellular, Inc., 0%/11.75% Sr. Sub. Disc. Nts., 9/1/03 (2)............................................    1,360,000
     650,000     Horizon Cellular Telephone LP/Horizon Finance Corp.,
                   0%/11.375% Sr. Sub. Disc. Nts., 10/1/00 (2) (7)....................................................      471,250
                                                                                                                          1,831,250

                 Textiles/Apparel --0.0%
     115,000     Farley, Inc., 0% Sub. Debs., 12/30/12................................................................       12,650

                 Transportation--3.4%
                 Sea Containers Ltd.:
     250,000       9.50% Sr. Nts., 7/1/03 ............................................................................      251,563
     500,000       12.50% Sr. Sub. Debs., Series A, 12/1/04...........................................................      565,625
     350,000       12.50% Sr. Sub. Debs., Series B, 12/1/04...........................................................      386,750
   1,500,000     Tiphook Financial Corp., 8% Gtd. Nts., 3/15/00.......................................................    1,230,000
   1,500,000     Transtar Holdings LP, 0%/13.375% Sr. Disc. Nts.,
                   Series A, 12/15/08 (2).............................................................................      746,250
                                                                                                                          3,180,188

Statement of Investments (Continued)
Oppenheimer Variable Account Funds-High Income Fund

     Face                                                                                                                Market
    Amount       Long-Term Corporate Bonds and Notes (Continued)                                                      Value-Note 1
                 Utilities --0.5%
$    500,000     Subic Power Corp., 9.50% Debs., 12/28/08 (7).........................................................$     510,000
                 Total Long-Term Corporate Bonds and Notes
                   (Cost $67,518,869).................................................................................   70,885,960

                 Derivative Securities --0.6%
                 Lehman Brothers Holdings, Inc., 3.20% S & P 500 Index-Linked
     500,000       Nts., 2/9/94 (7) (Cost $625,000)...................................................................      542,900

                 Municipal Bonds and Notes--2.5%
     975,000     Pinole, California Redevelopment Agency Tax Allocation
                   Taxable Bonds, Pinole Vista Redevelopment, Series B,
                   7.65%, 8/1/07......................................................................................    1,040,368
     500,000     Port of Portland, Oregon Taxable Special Obligation
                   Revenue Bonds, PAMCO Project, 9.20%, 5/15/22.......................................................      549,472
  12,500,000     San Joaquin Hills, California Transportation Corridor Agency
                   Toll Road Capital Appreciation Revenue Bonds, Jr. Lien,
                   0%, 1/1/28.........................................................................................      754,312

                 Total Municipal Bonds and Notes (Cost $2,086,187)....................................................    2,344,152


    Shares       Common Stocks --3.5%
      46,220     Berg Electronics Holdings Corp.* (7).................................................................       73,952
         150     ECM Fund  L.P.I. (7) ................................................................................      150,000
       2,000     Finlay Enterprises, Inc., CI. A*.....................................................................       30,000
      10,355     Gillett Holdings, Inc., Cl. 1* (7)...................................................................      225,221
         300     Host Marriott Corp. .................................................................................        2,738
      19,212     Insilco Corp.*.......................................................................................      259,362
      67,142     Leaseway Transportation Corp.*.......................................................................    1,141,409
       8,400     LFC Holding Corp.*...................................................................................      140,700
         300     Marriott International, Inc. ........................................................................        8,700
      45,360     Petrolane, Inc., Cl. B ..............................................................................      459,270
       4,964     SCI Television, Inc.*................................................................................       53,053
       5,567     USG Corp.*...........................................................................................      162,835
      56,802     Zale Corp. ..........................................................................................      525,419
                 Total Common Stocks (Cost $2,750,626)................................................................    3,232,659

                 Preferred Stocks --3.8%
      10,000     AMR Corp., $3.00 Cum. Cv. Depositary Shares, Series A (7)............................................      525,000
      10,429     Berg Electronics Holdings Corp., $3.4687 Exch., Series D*............................................      273,761
       3,500     Dell Computer Corp., 7% Cv.(7).......................................................................      379,750
      20,000     Glendale Federal Bank, $2.1875 Cv., Series E.........................................................      510,000
       5,973     K-III Communications Corp., $11.625 Exch., Series B (5)..............................................      610,728
      10,000     Navistar International Corp, $6.00 Cv., Series G.....................................................      535,000
      10,000     Offshore Pipelines, Inc., $2.25 Cum. Cv. Exch. ......................................................      402,500
      50,000     Trizec Ltd., Sr. Cl. B, Series 3*....................................................................       64,199
       5,000     Unisys Corp., $3.75 Cv., Series A....................................................................      241,875
                 Total Preferred Stocks (Cost $3,404,880).............................................................    3,542,813

Statement of Investments (Continued)
Oppenheimer Variable Account Funds-High Income Fund

                                                                                                                         Market
      Units      Rights, Warrants and Certificates -- 0.9%                                                            Value-Note 1
      12,400     Ames Department Stores, Inc., Excess Cash Flow Payments Ctfs. .......................................$         124
      39,658     Ames Department Stores, Inc., Litigation Trust Units ................................................          397
       4,699     Digicon, Inc. Wts., Exp. 7/96........................................................................        1,762
      71,950     Gaylord Container Corp. Wts., Exp. 7/96..............................................................      260,819
         500     General Media, Inc. Wts., Exp. 12/00 (7).............................................................        8,000
       1,905     Hollywood Casino Corp. Wts., Exp. 4/98...............................................................      403,809
      28,000     Protection One, Inc. Wts., Exp. 11/03 (7)............................................................       89,880
       2,599     Purity Supreme, Inc. Wts., Exp. 8/97 (7).............................................................           52
          50     Santa Fe Hotel, Inc. Wts., Exp. 12/96................................................................       35,375
         400     Southland Corp. Wts., Exp. 3/96......................................................................        2,000
       5,000     Triangle Wire & Cable, Inc. Wts., Exp. 1/98 (7)......................................................           50
       6,000     UGI Corp. Wts., Exp 3/98 ............................................................................       10,200
                 Total Rights, Warrants and Certificates (Cost $313,508)..............................................      812,468


Total Investments, at Value (Cost $88,863,979).........................................................    100.8%        93,784,521
Liabilities in Excess of Other Assets..................................................................      (.8)         (773,188)

Net Assets.............................................................................................    100.0%      $ 93,011,333

*  Non-income producing security.
1. Face amount is reported in foreign currency.
2. Represents a zero coupon bond that converts to a fixed rate of interest at a designated future date.
3. Represents the current interest rate for a variable rate security.
4. Indexed instrument for which the principal amount due at maturity is affected by the relative value of a foreign security.
5. Interest or dividend is paid in kind.
6. Securities with an aggregate market value of $3,753,129 are segregated to collateralize outstanding forward currency exchange contracts. See Note 5 of Notes to Financial Statements.
7. The Fund owns securities purchased in private placement transactions, without registration under the Securities Act of 1933 (the Act). The securities are valued under methods approved by the Board of Trustees as reflecting fair value. The Fund intends to invest no more than 10% of its net assets
   (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the Board of Trustees or by the Manager under Board-approved guidelines.  Restricted and illiquid securities amount to
   $2,731,042, or 2.94% of the Fund's net assets, at December 31, 1993.


                                                                                                                   Valuation Per
                                                                                        Acquisition       Cost      Unit as of
 Security                                                                                  Date         Per Unit December 31, 1993
 Ackerley Communications, Inc., 10.75% Sr. Sec. Nts.,
   Series A, 10/1/03(8).......................................................                10/1/93  $  100.00     $  104.50
 AMR Corp., $3.00 Cum. Cv. Depositary Shares, Series A
   Preferred Stock(8).........................................................                12/2/93  $   52.88     $   52.50
 Banco do Nordeste do Brasil, 10.375% Sr. Debs., 11/6/95(8)...................                4/26/93  $   99.80     $  101.50
 Banco Nacional de Mexico SA, 7% Exch. Sub. Debs., 12/15/99(8)...                     12/1/92-5/24/93  $  102.40     $  124.50
 Berg Electronics Holdings Corp. Common Stock(8)..............................        4/28/93-8/11/93  $   11.90     $    1.60
 Card Establishment Services, Inc., 10% Sr. Sub. Nts., 10/1/03(8).............        10/5/93-12/1/93  $  101.34     $  104.50
 Comtroladora Commercial Mexicano SA, 8.75% Gtd. Nts.,
   4/21/98(8).................................................................                 4/2/93  $   99.34     $  104.88
 Dell Computer Corp., 7% Cv. Preferred Stock (8)..............................                8/19/93  $  100.00     $  108.50
 Dell Computer Corp., 11% Sr. Nts., 8/15/00(8)................................               10/27/93  $  101.00     $  105.25
 ECM Fund L.P.I. Common Stock.................................................                4/14/92  $1,000.00     $1,000.00
 ECM Fund L.P.I., 14% Sub. Nts., 6/10/02......................................                4/14/92  $  100.00     $  112.15

Oppenheimer Variable Account Funds-High Income Fund

                                                                                                                   Valuation Per
                                                                                        Acquisition       Cost      Unit as of
 Security                                                                                  Date         Per Unit December 31, 1993
 Eye Care Centers of America, Inc., Units(8)..................................                9/28/93  $  100.00     $  102.50
 General Media, Inc., 10.625% Sr. Sec Nts., 12/31/00(8).......................               12/14/93  $   97.39     $  102.50
 General Media, Inc. Wts., Exp. 12/00(8)......................................               12/14/93  $     .01     $   16.00
 Gillett Holdings, Inc., Cl. 1 Common Stock...................................                12/1/92  $   10.50     $   21.75
 GSPI Corp., 10.15% Fst. Mtg. Bonds, 6/24/10(8)...............................                1/29/93  $  102.40     $  122.00
 Helicon Group LP/ Helicon Capital Corp., 0%/9.50% Sr.
   Sec. Nts., 11/1/03(8)......................................................               10/20/93  $   95.01     $   97.75
 Horizon Cellular Telephone LP/Horizon Finance Corp.,
    0%/11.375% Sr. Sub. Disc. Nts., 10/1/00(8)................................                 9/24/93 $   64.24     $   72.50
 Lehman Brothers Holdings, Inc., 3.20% S&P 500 Index-Linked
   Nts., 2/9/94...............................................................                 11/9/93 $  125.00     $  108.58
 Mary Kay Corp., 12.75% Gtd. Sr. Nts., Series B, 12/6/00......................        12/11/92-3/22/93 $  106.50     $  106.50
 Pace Industries, Inc., 10.625% Sr. Nts., 12/1/02(8)..........................                 12/3/93 $  100.00     $  103.00
 Presidio Oil Co., 13.25% Sr. Sub. Gas Indexed Nts.,
   2/15/99(8).................................................................                 2/23/93 $   80.00     $  106.00
 Protection One Alarm Monitoring, Inc., 12% Sr. Sub. Nts.,
   11/1/03(8).................................................................               11/04/93  $   91.10     $   92.00
 Protection One Alarm Monitoring, Inc., Wts., Exp. 11/03(8)...................               11/04/93  $    3.18     $    3.21
 Purity Supreme, Inc. Wts., Exp. 8/97.........................................                 7/29/92 $      --     $     .02
 Residential Funding Corp., 7.97% Real Estate Trust Pass-Through
   Ctfs., Series 1993-J2, Cl. B1, 6/15/23(8)..................................                 6/29/93 $   83.97     $   85.56
 Subic Power Corp., 9.50% Debs., 12/28/08(8)..................................               12/20/93  $   99.93     $  102.00
 Treasure Bay Gaming & Resorts, Inc., Units(8)................................               11/10/93  $  100.00     $  101.50
 Triangle Wire & Cable, Inc., 13.50% Sr. Nts., 1/15/02........................                 1/13/92 $  100.00     $   38.00
 Triangle Wire & Cable, Inc. Wts., Exp. 1/98..................................                 1/13/92 $      --     $     .01
 Tribasa Toll Road Trust, 10.50% Nts., Series 1993-A, 12/1/11 (8).............                 11/8/93 $  100.00     $  103.13


8 Transferable under Rule 144A of the Act.

See accompanying Notes to Financial Statements.

Statement of Investments December 31, 1993
Oppenheimer Variable Account Funds -- Bond Fund

    Face                                                                                   Market
   Amount       Repurchase Agreements--17.9%                                          Value-Note 1
$20,000,000     Repurchase agreement with First Chicago Capital Markets, Inc.,
                  3.125%, dated 12/31/93 and maturing 1/3/94, collateralized by
                  U.S. Treasury Nts., 3.875%, 3/31/95, with a value of
                  $20,406,039 (Cost $20,000,000)....................................  $  20,000,000

                Short-Term Corporate Bonds and Notes--0.8%
                Citibank CD:
    500,000 (1)   17.35%, 7/28/94 (3) ..............................................        476,603
    500,000 (1)   17.30%, 7/29/94 (3) ..............................................        473,569
                Total Short-Term Corporate Bonds and Notes
                  (Cost $1,007,367) ................................................        950,172

                Long-Term Government Obligations--28.3%
  3,000,000 (1) Bank Negara Indonesia Bonds, 0%, 5/12/95 ...........................      1,167,176
                Corporacion Andina de Fomento:
  1,000,000        Bonds, 6.625%, 10/14/98 (4) .....................................        992,500
  1,000,000        Nts., 7.25%, 4/30/98 (4) ........................................      1,020,625
  1,000,000     Czechoslovakia National Bank Nts., 7%, 4/16/96 (4) .................      1,017,500
  1,250,000     Empresa Columbiana de Petroleos Nts., 7.25%, 7/8/98 (4) ............      1,270,313
                Federal National Mortgage Assn. Gtd. Real Estate Mortgage
                  Investment Conduit Pass-Through Ctfs.:
  3,000,000       8.75%, 11/25/05 ..................................................      3,214,830
  2,000,000       10.40%, 4/25/19 ..................................................      2,239,800
  1,450,000     Financiera Energetica Nacional Nts., 6.625%, 12/13/96 ..............      1,446,375
  1,000,000     Petroliam Nasional Berhad Nts., 6.875%, 7/1/03(4) ..................      1,012,500
  1,000,000 (1) Treasury Corp. of Victoria Gtd. Sr. Nts., 8.25%, 10/15/03 ..........        733,060
                U.S. Treasury Bonds:
  5,000,000       8%, 11/15/21 .....................................................      5,923,399
  1,000,000       7.25%, 8/15/22 ...................................................      1,091,560
                U.S. Treasury Nts.:
  1,000,000       6.875%, 8/15/94 ..................................................      1,020,930
  3,000,000       5.875%, 5/15/95 ..................................................      3,075,930
  1,000,000       7.875%, 6/30/96 ..................................................      1,087,180
  1,000,000       6.375%, 6/30/97 ..................................................      1,052,490
  3,000,000       6%, 12/31/97 .....................................................      3,116,220
  1,000,000       8.25%, 7/15/98 ...................................................      1,125,620

                Total Long-Term Government Obligations
                  (Cost $29,898,884) ...............................................     31,608,008

                Long-Term Corporate Bonds and Notes--44.7%
                Airlines --1.0%
    975,000     AMR Corp., 10% Debs., 4/15/21 ......................................      1,125,200

Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Bond Fund

    Face                                                                                 Market
   Amount       Long-Term Corporate Bonds and Notes(Continued)                        Value-Note 1
                Automobiles, Trucks and Parts --0.9%
$   800,000     Chrysler Corp., 10.95% Debs., 8/1/17 ...............................  $     964,874

                Banks/Savings and Loans --1.8%
    200,000     Chemical New York Corp., 9.75% Sub. Cap. Nts., 6/15/99 .............        235,515
    750,000     First Chicago Corp., 11.25% Sub. Nts., 2/20/01 .....................        964,171
    100,000     First Fidelity Bancorporation, 8.50% Sub. Cap. Nts., 4/1/98 ........        109,444
    475,000     Heller Financial, Inc., 7.75% Nts., 5/15/97 ........................        508,995
    165,000     NBD Bancorp, Inc., 7.25% Sub. Debs., 8/15/04 .......................        175,922
                                                                                          1,994,047

                Broadcast Media/Cable TV -- 7.4%
                News America Holdings, Inc.:
    500,000       12% Sr. Nts., 12/15/01 ...........................................        607,500
    100,000       8.625% Sr. Nts., 2/1/03 ..........................................        110,375
    500,000       10.125% Gtd. Sr. Debs., 10/15/12 .................................        606,875
  1,500,000     Time Warner Entertainment Co. LP, 8.375% Sr. Debs., 3/15/23 ........      1,582,500
                Time Warner, Inc.:
    800,000       7.45% Nts., 2/1/98 ...............................................        842,000
    220,000       7.95% Nts., 2/1/00 ...............................................        235,400
  3,500,000     TKR Cable I, Inc., 10.50% Sr. Debs., 10/30/07 ......................      4,270,000
                                                                                          8,254,650

                Chemicals/Plastics --2.3%
  2,100,000     Quantum Chemical Corp., 10.375% Fst. Mtg. Bonds, 6/1/01 ............      2,560,341

                Financial/Insurance --9.7%
  1,000,000     Auburn Hills Trust, 12.375% Gtd. Exch. Ctfs., 5/1/20 (2) ...........      1,537,500
    700,000     Conseco, Inc., 8.125% Sr. Nts., 2/15/03 ............................        733,106
  2,000,000     First Boston Mortgage Securities Corp., 7.04% Mtg. Pass-
                  Through Ctfs., 10/25/02 ..........................................      1,976,250
                General Motors Acceptance Corp.:
    700,000       8% Nts., 10/1/96 .................................................        746,928
    700,000       7.75% Nts., 4/15/97 ..............................................        744,556
    300,000       5.50% Nts., 12/15/01 .............................................        278,091
  1,185,462     GSPI Corp., 10.15% Fst. Mtg. Bonds, 6/24/10 (4) ....................      1,446,264
    450,000     PaineWebber Group, Inc., 7.75% Sub. Nts., 9/1/02 ...................        474,652
  1,250,000     Republic American Corp., 9.50% Sub. Debs., 8/1/02 ..................      1,298,695
  1,171,405     Resolution Trust Corp., 8.25% Mtg. Pass-Through Ctfs.,
                  Series 1992-CHF, Cl. C, 12/25/20 .................................      1,218,994
    350,000     Shearson Lehman Brothers Holdings, Inc., 8.375% Nts., 2/15/99 ......        382,999
                                                                                         10,838,035

                Food and Restaurants --1.5%
    500,000     Philip Morris Cos., Inc., 8.875% Nts., 7/1/96 ......................        546,917
  1,000,000     RJR Nabisco, Inc., 10.50% Sr. Nts., 4/15/98 ........................      1,105,000
                                                                                          1,651,917

Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Bond Fund

    Face                                                                                   Market
   Amount       Long-Term Corporate Bonds and Notes(Continued)                        Value-Note 1
                Gaming/Hotels --1.9%
$ 1,225,000     Circus Circus Enterprises, Inc., 6.75% Sr. Sub. Nts., 7/15/03 ......  $   1,226,491
                Host Marriott Hospitality, Inc.:
    228,000       10.125% Sr. Nts., Series F, 1/15/99 ..............................        235,980
    190,000       10.625% Sr. Nts., Series B, 2/1/00 ...............................        195,700
    475,000       11% Sr. Nts., Series L, 5/1/07 ...................................        488,656
                                                                                          2,146,827

                Healthcare/Medical Products -- 1.2%
  1,178,824     Epic Properties, Inc., 11.50% Gtd. Fst. Priority Mtg. Nts.,
                  Cl. B-2, 7/15/01 .................................................      1,326,176

                Home Building/Development -- 2.3%
  1,000,000 (1) Noranda Forest, Inc., 11% Debs., 7/15/98 ...........................        849,037
  1,664,470     Scotia Pacific Holding Co., 7.95% Timber Collateralized Nts.,
                  7/20/15 ..........................................................      1,738,329
                                                                                          2,587,366

                Leisure/Entertainment --1.4%
    500,000     Columbia Pictures Entertainment, Inc., 9.875% Sr. Sub. Nts.,
                  2/1/98 ...........................................................        571,450
    250,000     Eastman Kodak Co., 10% Nts., 6/15/01 ...............................        278,036
    700,000     Mattel, Inc., 6.875% Sr. Nts., 8/1/97 ..............................        732,533
                                                                                          1,582,019

                Oil and Gas: Equipment and Services -- 1.2%
    400,000     McDermott, Inc., 9.375% Nts., 3/15/02 ..............................        454,866
    250,000     Sonat, Inc., 9.50% Nts., 8/15/99 ...................................        286,861
    500,000     Southwest Gas Corp., 9.75% Debs., Series F, 6/15/02 ................        558,759
                                                                                          1,300,486

                Oil and Gas: Exploration and Production -- 0.4%
    375,000     Atlantic Richfield Co., 10.375% Nts., 7/15/95 ......................        408,525

                Oil and Gas: Integrated -- 1.1%
                Tenneco, Inc.:
    650,000       7.875% Nts., 10/1/02 .............................................        696,255
    400,000       10% Debs., 3/15/08 ...............................................        503,748
                                                                                          1,200,003

                Railroads/Equipment --1.1%
    700,000     American Car Line Co., 8.25% Equipment Trust Ctfs.,
                  Series 1993-A, 4/15/08 ...........................................        731,500
    400,000     Union Pacific Corp., 9.65% Medium-Term Nts., 4/17/00 ...............        475,256
                                                                                          1,206,756
                Telecommunications --0.5%
    500,000     GTE Corp., 9.375% Debs., 12/1/00 ...................................        594,612

Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Bond Fund

    Face                                                                                   Market
   Amount       Long-Term Corporate Bonds and Notes(Continued)                        Value-Note 1
                Textiles/Apparel --1.0%
$ 1,097,000     Fruit of the Loom, Inc., 7% Debs., 3/15/11 .........................  $   1,066,833

                Transportation --1.2%
                Tiphook Financial Corp.:
  1,000,000       8% Gtd. Nts., 3/15/00 ............................................        820,000
    600,000       10.75% Sr. Gtd. Nts., 11/1/02 ....................................        531,000
                                                                                          1,351,000

                Utilities --6.8%
    750,000     Boise Cascade Corp., 9.90% Nts., 3/15/00 ...........................        847,162
    650,000 (1) BP America, Inc., 10.875% Nts., 8/1/01 .............................        586,073
                Coastal Corp.:
    700,000       8.75% Sr. Nts., 5/15/99 ..........................................        763,508
  2,000,000       11.75% Sr. Debs., 6/15/06 ........................................      2,320,000
                Commonwealth Edison Co.:
    550,000       6.50% Nts., 7/15/97 ..............................................        564,060
    275,000       6.40% Nts., 10/15/05 .............................................        260,512
    500,000     Long Island Lighting Co., 7% Debs., 3/1/04 .........................        485,454
  1,000,000     Mitchell Energy & Development Corp., 9.25% Sr. Nts., 1/15/02 .......      1,122,500
    750,000     Public Service Company of Colorado, 8.75% Fst. Mtg. Bonds,
                  3/1/22 ...........................................................        841,434
                                                                                          7,790,703
                Total Long-Term Corporate Bonds and Notes
                  (Cost $47,992,177)................................................     49,950,370

                Municipal Bonds and Notes -- 6.3%
                City of New York Taxable General Obligation Bonds, Series D:
    500,000       9%, 2/1/13 .......................................................        564,632
    500,000       9.90%, 2/1/15 ....................................................        588,588
    650,000     Connecticut State Taxable General Obligation Bonds, 6.625%,
                  12/15/97 .........................................................        686,732
                Dade County, Florida Educational Facilities Authority Taxable
                  Exchange Revenue Bonds, University of Miami, MBIA Insured:
    175,000        7.65%, 4/1/10 ...................................................        202,488
    325,000        9.70%, 4/1/10 ...................................................        388,893
                New York State Environmental Facilities Corp. State Service
                  Contract Taxable Revenue Bonds:
    375,000        Series A, 9.625%, 3/15/21 .......................................        431,862
                   Series B:
    200,000           7.30%, 3/15/97 ...............................................        209,186
    800,000           8.15%, 3/15/02 ...............................................        871,697
  1,320,000     Pinole, California Redevelopment Agency Tax Allocation Taxable
                  Bonds, Pinole Vista Redevelopment, Series B, 8.35%, 8/1/17 .......      1,419,890
  1,500,000     Port of Portland, Oregon Taxable Special Obligation Revenue
                  Bonds, PAMCO Project, 9.20%, 5/15/22 .............................      1,648,415

                Total Municipal Bonds and Notes (Cost $6,306,380) ..................  $   7,012,383

Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Bond Fund
                                                                                           Market
   Shares       Common Stocks --0.0%                                                  Value-Note 1
      1,413     Host Marriott Corp. ................................................         12,894
      1,413     Marriott International, Inc. .......................................         40,977
                Total Common Stocks (Cost $46,982) .................................         53,871


Total Investments, at Value (Cost $105,251,790) ......................         98.0%    109,574,804
Other Assets Net of Liabilities ......................................          2.0       2,271,317
Net Assets ...........................................................        100.0%  $ 111,846,121


1. Face amount is reported in foreign currency.
2. Represents the current interest rate for a variable rate security.
3. Indexed instrument for which the principal amount due at maturity is affected by the relative value of a foreign security.
4. The Fund owns securities purchased in private placement transactions, without registration under the Securities Act of 1933 (the Act).  The securities are valued under methods approved by the Board of Trustees as reflecting fair value.  The Fund intends to invest no more than more than 10% of its net assets (determined at the time of purchase) in restricted and illiquid securit excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the Board of Trustees or by the Manager under Board-approved guidelines.



                                                                                      Valuation Per
                                                               Acquistion Cost          Unit as of
Security                                                      Date      Per Unit         December
Corporacion Andina de Fomento:
   Bonds, 6.625%, 10/14/98 (5).............................. 9/23/93     $ 99.95         $ 99.25
   Nts., 7.25%, 4/30/98 (5)................................. 4/15/93     $ 99.38         $102.06
Czechoslovakia National Bank Nts., 7%, 4/16/96 (5).......... 3/11/93     $ 99.70         $101.75
Empresa Columbiana de Petroleos Nts., 7.25%, 7/8/98 (5)..... 6/24/93     $ 99.63         $101.63
GSPI Corp., 10.15% Fst. Mtg. Bonds, 6/24/10 (5)............. 1/29/93     $102.40         $122.00
Petroliam Nasional Berhad Nts., 6.875%, 7/1/03 (5).......... 7/28/93     $100.60         $101.25


5. Transferable under Rule 144A of the Act.

See accompanying Notes to Financial Statements.

Statement of Investments December 31, 1993
Oppenheimer Variable Account Funds - Capital Appreciation Fund


    Face                                                                               Market
   Amount      Repurchase Agreements--13.9%                                         Value-Note 1
$19,000,000    Repurchase agreement with J.P. Morgan Securities, Inc.,
                   3.15%, dated 12/31/93 and maturing 1/3/94, collateralized
                   by U.S. Treasury Bills, 2.93%, 2/3/94, with a value of
                   $19,399,169 (Cost $19,000,000) ...............................   $ 19,000,000

               Corporate Bonds and Notes--4.1%
  1,250,000    Aspect Telecommunications Corp., 5% Cv. Sub. Debs.,
                   10/15/03 (1) .................................................      1,518,750
  1,000,000    Intelcom Group, Inc., 7% Cv. Sub. Nts., 10/30/98 (1) .............        777,840
  1,000,000    Medaphis Corp., 6.50% Cv. Sub. Debs., 1/1/00 (1) .................      1,225,000
    750,000    RHI Entertainment, Inc., 6.50% Cv. Sub. Debs., 6/1/03 ............        986,250
  2,000,000    Solectron Corp., 0% Liq. Yld. Opt. Sub. Nts., 5/5/12 .............      1,170,000

               Total Corporate Bonds and Notes (Cost $4,604,064) ................      5,677,840

    Units      Rights, Warrants and Certificates--0.1%
    120,000    Tapistron International, Inc. Wts., Exp. 6/97 * ..................        135,000
        381    Windmere Corp. Wts., Exp. 1/98 * .................................              -

               Total Rights, Warrants and Certificates (Cost $52,860) ...........        135,000

    Shares     Common Stocks --84.9%
               Basic Materials --0.8%
               Metals: Miscellaneous --0.3%
     20,000    Custom Chrome, Inc. * ............................................        445,000

               Steel --0.5%
     17,000    Huntco, Inc., Cl. A ..............................................        716,125

               Consumer Cyclicals --31.9%
               Airlines --1.0%
     40,000    Atlantic Southeast Airlines, Inc. ................................      1,370,000

               Auto Parts: After Market--2.7%
     40,000    AutoZone, Inc. * .................................................      2,290,000
     20,000    Bailey Corp. * ...................................................        275,000
     20,000    O'Reilly Automotive, Inc. * ......................................        580,000
     27,000    Stant Corp. ......................................................        546,750
                                                                                       3,691,750
               Broadcast Media--1.9%
     25,200    EZ Communications, Inc., Cl. A ...................................        396,900
     25,000    IDB Communications Group, Inc. * .................................      1,375,000
     50,000    Valuevision International, Inc., Cl. A * .........................        768,750
                                                                                       2,540,650

Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Capital Appreciation Fund

                                                                                        Market
   Shares      Common Stocks (Continued)                                            Value-Note 1
               Consumer Cyclicals (Continued)
               Entertainment --2.9%
     21,000    Autotote Corp. * .................................................   $    462,000
     30,000    Hollywood Park, Inc. * ...........................................        900,000
     47,000    Iwerks Entertainment, Inc. * .....................................      1,257,250
     40,000    Players International, Inc. * ....................................        990,000
     24,000    RIO HOTEL & CASINO, INC. * .......................................        384,000
                                                                                       3,993,250

               Hotels / Motels--2.6%
     30,000    Circus Circus Enterprises, Inc. * ................................      1,110,000
     50,000    Mirage Resorts, Inc. * ...........................................      1,193,750
     26,000    Promus Cos., Inc. (The) * ........................................      1,189,500
                                                                                       3,493,250

               Household Furnishings and Applliances--1.4%
     32,500    Heilig-Meyers Co. ................................................      1,267,500
     35,000    Rhodes, Inc. * ...................................................        586,250
                                                                                       1,853,750

               Leisure Time--2.3%
     20,000    Caesar's World, Inc. * ...........................................      1,067,500
     32,000    Funco, Inc. * ....................................................        480,000
     20,000    International Game Technology ....................................        590,000
     20,000    Showboat, Inc. ...................................................        322,500
     25,000    Sodak Gaming, Inc. * .............................................        750,000
                                                                                       3,210,000

               Restaurants--2.6%
     45,000    Apple South, Inc. ................................................        945,000
     22,500    Brinker International, Inc. * ....................................      1,035,000
     20,000    HomeTown Buffet, Inc. * ..........................................        565,000
     27,000    Outback Steakhouse, Inc. * .......................................      1,036,125
                                                                                       3,581,125

               Retail: Specialty--9.7%
     10,500    Barnes & Noble, Inc. .............................................        261,188
     30,000    Bed Bath & Beyond, Inc. * ........................................      1,035,000
     70,000    Blockbuster Entertainment Corp. ..................................      2,143,750
     45,000    Bombay Co., Inc. (The) * .........................................      2,025,000
     35,000    CellStar Corp. * .................................................        586,250
     58,000    CML Group, Inc. ..................................................      1,370,250
     72,000    General Nutrition Cos., Inc. * ...................................      2,052,000
     12,000    Insurance Auto Auctions, Inc. * ..................................        447,000
     33,500    Musicland Stores Corp. * .........................................        695,125
     20,000    Office Depot, Inc. * .............................................        672,500


Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Capital Appreciation Fund

                                                                                        Market
   Shares      Common Stocks (Continued)                                            Value-Note 1
               Consumer Cyclicals (Continued)
               Retail: Specialty (Continued)
     16,000    PetsMart, Inc. * .................................................   $    436,000
     45,000    Rex Stores Corp. * ...............................................      1,018,125
     30,000    Spiegel, Inc., Cl. A .............................................        675,000
                                                                                      13,417,188

               Retail: Specialty Apparel--0.2%
     12,000    Urban Outfitters, Inc. * .........................................        321,000

               Retail Stores: Department Stores--1.1%
     30,000    Kohls Corp. * ....................................................      1,507,500

               Retail Stores: General Merchandise Chains--0.6%
     35,000    Damark International, Inc. * .....................................        796,250

               Shoes--0.3%
     20,000    Baker (J.), Inc. .................................................        350,000

               Textiles: Apparel Manufacturers--2.6%
     30,000    Mohawk Industries, Inc. * ........................................      1,027,500
     25,000    Phillips-Van Heusen Corp. ........................................        937,500
     60,000    Tapistron International, Inc. * ..................................        300,000
     41,000    Tommy Hilfiger Corp. * ...........................................      1,281,250
                                                                                       3,546,250

               Consumer Non-Cyclicals--14.5%
               Beverages: Soft Drinks--1.2%
     36,000    Cott Corp. .......................................................        877,500
     30,000    Snapple Beverage Corp. * .........................................        787,500
                                                                                       1,665,000

               Drugs--3.9%
      6,361    Copley Pharmaceutical, Inc. * ....................................        251,260
     50,000    Ethical Holdings Ltd., ADR * .....................................        437,500
     62,500    Nature's Bounty, Inc. * ..........................................      1,296,875
     40,000    Perrigo Co. * ....................................................      1,370,000
     15,000    R.P. Scherer Corp. * .............................................        566,250
     35,000    Roberts Pharmaceutical Corp. * ...................................      1,391,250
                                                                                       5,313,135

               Food Wholesalers--0.5%
     40,000    Ridgefield * .....................................................        650,000

               Healthcare: Diversified--1.2%
     30,000    IVAX Corp. .......................................................        862,500
     25,500    Value Health, Inc. * .............................................        803,250
                                                                                       1,665,750

Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Capital Appreciation Fund

                                                                                        Market
   Shares      Common Stocks (Continued)                                            Value-Note 1
               Consumer Non-Cyclicals (Continued)
               Healthcare: Miscellaneous--3.6%
     20,000    Athena Neurosciences, Inc. * .....................................   $    165,000
     20,000    Celtrix Pharmaceuticals, Inc. * ..................................        220,000
     10,000    Cygnus Therapeutic Systems * .....................................        112,500
     20,000    Elan Corp. PLC * .................................................        847,500
     25,000    Genesis Health Ventures, Inc. * ..................................        587,500
     30,000    Genetic Therapy, Inc. * ..........................................        487,500
     20,000    Intergroup Healthcare Corp. * ....................................        960,000
     20,000    Isis Pharmaceuticals, Inc. * .....................................        135,000
     50,000    Martek Biosciences Corp. * .......................................        450,000
     20,000    Matrix Pharmaceutical, Inc. * ....................................        210,000
     10,000    Medimmune, Inc. * ................................................        110,000
     15,000    PerSeptive Biosystems, Inc. * ....................................        431,250
     10,000    Vertex Pharmaceuticals, Inc. * ...................................        185,000
                                                                                       4,901,250

               Hospital Management--2.8%
     15,000    American Medical Response, Inc. * ................................        375,000
     80,000    Horizon Healthcare Corp. .........................................      1,610,000
     50,000    Lincare Holdings, Inc. * .........................................      1,243,750
     30,000    Mariner Health Group, Inc. * .....................................        648,750
                                                                                       3,877,500

               Medical Products--1.3%
      9,486    Applied Immune Sciences, Inc. * ..................................         94,860
     10,000    Molecular Dynamics, Inc. * .......................................        117,500
     20,000    Ventritex, Inc. * ................................................        785,000
     25,000    Zoll Medical Corp. * .............................................        750,000
                                                                                       1,747,360

               Energy--2.4%
               Natural Gas: Processing--0.7%
     35,400    Louis Dreyfus Natural Gas Corp. * ................................        566,400
     20,000    Newfield Exploration Co. * .......................................        352,500
                                                                                         918,900

               Oil: Integrated Domestic--0.3%
     40,000    Trident NGL Holding, Inc. * ......................................        470,000

               Oil and Gas Drilling--1.4%
     12,500    Alexander Energy Corp. * .........................................         60,938
     30,800    Cross Timbers Oil Co. ............................................        438,900
     25,000    International Colin Energy Corp. * ...............................        318,750
      7,083    International Pedco Energy Corp. * ...............................         11,181
     50,000    St. Mary Land & Exploration Co. ..................................        612,500
     35,000    Stone Energy Corp. * .............................................        472,500
                                                                                       1,914,769

Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Capital Appreciation Fund

                                                                                        Market
   Shares      Common Stocks (Continued)                                            Value-Note 1
               Financial--8.0%
               Financial Services: Miscellaneous--4.5%
     30,000    Advanta Corp., Cl. B .............................................   $    870,000
     25,000    BHC Financial, Inc. * ............................................        687,500
     38,000    Countrywide Credit Industries, Inc. ..............................        954,750
     48,400    First USA, Inc. ..................................................      1,730,300
     41,000    Foothill Group, Inc. (The), Cl. A ................................        681,625
     10,000    Insignia Financial Group, Inc., Cl. A * ..........................        230,000
     20,000    Servicios Financieros Quadrum SA, Sponsored ADR ..................        647,500
     30,000    Vallicorp Holdings, Inc. .........................................        375,000
                                                                                       6,176,675

               Insurance: Life--0.6%
     40,000    Bankers Life Holding Corp. .......................................        860,000

               Insurance: Multi-Line--1.2%
     60,000    CCP Insurance, Inc. ..............................................      1,672,500

               Insurance: Property and Casualty--1.6%
     16,500    ACE Ltd. .........................................................        513,563
     25,000    Mid Ocean Ltd. * .................................................        706,250
     20,000    PartnerRe Holdings Ltd. ..........................................        435,000
     45,000    Philadelphia Consolidated Holding Co. * ..........................        540,000
                                                                                       2,194,813

               Savings and Loans/Holding Cos.--0.1%
      2,733    Pacific Crest Capital, Inc. * ....................................         19,473

               Industrial--4.9%
               Conglomerates--1.1%
     70,000    Grupo Carso SA, ADS * ............................................      1,531,250

               Electrical Equipment--0.9%
     52,000    AER Energy Resources, Inc. * .....................................        533,000
     24,000    Kent Electronics Corp. * .........................................        684,000
                                                                                       1,217,000

               Machinery: Diversified--1.0%
     23,000    Duracraft Corp. ..................................................        569,250
     43,000    FSI International, Inc. * ........................................        516,000
     20,500    Quickturn Design System, Inc. * ..................................        256,250
                                                                                       1,341,500

               Manufacturing: Diversified Industrials--1.7%
     30,000    Johnstown America Industries, Inc. * .............................        735,000
     20,000    Trinity Industries, Inc. .........................................        862,500
    110,000    Zoltek Cos., Inc. * ..............................................        701,250
                                                                                       2,298,750

Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Capital Appreciation Fund

                                                                                        Market
   Shares      Common Stocks (Continued)                                            Value-Note 1
               Industrial (Continued)
               Railroads--0.2%
     11,300    RailTex, Inc. * ..................................................   $    313,575

               Technology--22.4%
               Communication: Equipment/Manufacturers--1.9%
     26,800    Antec Corp. * ....................................................        670,000
     15,000    BroadBand Technologies, Inc. * ...................................        476,250
     15,000    Glenayre Technologies, Inc. * ....................................        652,500
     15,000    Newbridge Networks Corp. * .......................................        821,250
                                                                                       2,620,000

               Computer Software and Services--10.5%
     25,000    Acclaim Entertainment, Inc. * ....................................        531,250
     30,000    Cheyenne Software, Inc. * ........................................        828,750
     22,000    Compuware Corp. * ................................................        572,000
     34,200    Cornerstone Imaging, Inc. * ......................................        504,450
     41,000    CUC International, Inc. * ........................................      1,476,000
     11,100    Danka Business System PLC, Sponsored ADR .........................        444,000
     39,000    Davidson & Associates, Inc. * ....................................        702,000
     20,000    Electronic Arts, Inc. * ..........................................        600,000
     90,000    EMC Corp. * ......................................................      1,485,000
     25,000    Fourth Shift Corp. * .............................................        210,938
     17,000    FTP Software, Inc. * .............................................        450,500
     12,000    GTECH Holdings Corp. * ...........................................        393,000
     20,000    HBO & Co. ........................................................        920,000
     12,500    Information Resources, Inc. * ....................................        481,250
     30,000    Lotus Development Corp. * ........................................      1,650,000
     24,000    Mercury Interactive Corp. * ......................................        414,000
     30,000    Pairgain Technologies, Inc. * ....................................        412,500
        944    Sap AG, Preference ...............................................        877,933
     16,000    SOFTIMAGE, Inc. * ................................................        256,000
      4,500    SPS Transaction Services, Inc. * .................................        271,125
     20,000    Sybase, Inc. * ...................................................        840,000
                                                                                      14,320,696

               Computer Systems--4.7%
     10,000    Cabletron Systems, Inc. * ........................................      1,125,000
      9,000    Cisco Systems, Inc. * ............................................        581,625
     25,000    First Data Corp. .................................................      1,018,750
     48,000    Golden Systems, Inc. * ...........................................        411,000
     30,000    Pyxis Corp. * ....................................................      2,242,500
     69,000    Union Switch & Signal, Inc. * ....................................      1,086,750
                                                                                       6,465,625

               Electronics--0.4%
     30,500    Itron, Inc. * ....................................................        549,000


Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Capital Appreciation Fund

                                                                                        Market
   Shares      Common Stocks (Continued)                                            Value-Note 1
               Technology (Continued)
               Electronics: Instrumentation--1.5%
     60,000    American Power Conversion Corp. * ................................   $  1,425,000
     75,000    CMC Industries, Inc. * ...........................................        637,500
                                                                                       2,062,500

               Electronics: Semiconductors--0.6%
     80,000    Advanced Technology Materials, Inc. * ............................        470,000
     32,100    MRS Technology, Inc. * ...........................................        417,300
                                                                                         887,300

               Telecommunications--2.8%
     20,000    Cencall Communications Corp. * ...................................        560,000
     40,000    Davel Communications Group, Inc. .................................        615,000
     20,000    LCI International, Inc. * ........................................        740,000
     33,177    LDDS Communications, Inc. * ......................................      1,600,790
     45,000    WCT Communications, Inc. * .......................................        264,373
                                                                                       3,780,163
               Total Common Stocks (Cost $91,474,536) ...........................    116,267,572


Total Investments, at Value (Cost $115,131,460) .....................      103.0%    141,080,412
Liabilities in Excess of Other Assets ...............................       (3.0)     (4,195,309)

Net Assets ..........................................................      100.0%   $136,885,103



* Non-income producing security.

1 The Fund owns securities purchased in private placement transactions, without registration under the Securities Act of 1933 (the Act).  The securities are valued under methods approved by the Board of Trustees as reflecting fair value.  The Fund intends to invest no more than 10%  of its net assets (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the
  Board of Trustees or by the Manager under Board-approved guidelines.  Restricted and illiquid securities amount to $777,840, or .57% of the Fund's net assets, at December 31, 1993.

                                                                                       Valuation Per
                                                               Acquisition    Cost       Unit as of
 Security                                                          Date     Per Unit      12/31/93

 Aspect Telecommunications Corp., 5% Cv. Sub Debs., 10/15/03(2)  9/14/93     $100.00       $121.50
 Intelcom Group, Inc., 7% Cv. Sub. Nts., 10/30/98 ............   11/2/93     $100.00       $ 77.78
 Medaphis Corp., 6.50% Cv. Sub. Debs., 1/1/00 (2) ............  12/22/92     $100.00       $122.50

2 Transferable under Rule 144A of the Act.

See accompanying Notes to Financial Statements.


Statement of Investments December 31, 1993
Oppenheimer Variable Account Funds - Growth Fund


    Face                                                                             Market
  Amount         Repurchase Agreements --12.9%                                    Value-Note 1
$  7,300,000     Repurchase agreement with J.P. Morgan Securities, Inc.,
                   3.15%, dated 12/31/93 and maturing 1/3/94, collateralized
                   by U.S. Treasury Bills, 2.93%, 2/3/94, with a value of
                   $7,454,315 (Cost $7,300,000) ...............................    $ 7,300,000


   Shares        Common Stocks --86.2%
                 Basic Materials --1.4%
                 Chemicals --0.9%
       7,000     Great Lakes Chemical Corp. ...................................        522,375


                 Chemicals: Diversified --0.5%
       6,000     FMC Corp. * ..................................................        282,750


                 Consumer Cyclicals --15.3%
                 Auto Parts: After Market --1.3%
      15,000     Goodyear Tire & Rubber Co. ...................................        686,250
       2,700     SPX Corp. ....................................................         47,925
                                                                                       734,175
                 Automobiles --1.0%
      13,000     Harley-Davidson, Inc. ........................................        573,625


                 Broadcast Media --1.6%
      12,000     Multimedia, Inc. * ...........................................        411,000
      17,000     Tele-Communications, Inc., Cl. A * ...........................        514,250
                                                                                       925,250

                 Entertainment --1.1%
      16,000     King World Productions, Inc. * ...............................        614,000


                 Leisure Time --1.1%
       7,000     Caesar's World, Inc. * .......................................        373,625
       8,000     International Game Technology ................................        236,000
                                                                                       609,625

                 Publishing --0.2%
       4,000     Marvel Entertainment Group, Inc. * ...........................        109,000

                 Restaurants --1.6%
       4,500     McDonald's Corp. .............................................        256,500
      28,000     Shoney's, Inc. * .............................................        647,500
                                                                                       904,000

                 Retail: Specialty --5.5%
      14,000     Blockbuster Entertainment Corp. ..............................        428,750
      18,000     Circuit City Stores, Inc. ....................................        391,500
      17,000     CML Group, Inc. ..............................................        401,620



Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Growth Fund


                                                                                     Market
   Shares        Common Stocks (Continued)                                        Value-Note 1
                 Consumer Cyclicals (Continued)
                 Retail: Specialty (Continued)
      14,000     Home Depot, Inc. (The) .......................................    $   553,000
      23,000     Michaels Stores, Inc. * ......................................        822,250
       8,000     Pier 1 Imports, Inc. .........................................         78,000
       7,000     QVC Network, Inc. * ..........................................        274,750
      14,600     Service Merchandise Co., Inc. * ..............................        146,000
                                                                                     3,095,870

                 Retail Stores: General Merchandise Chains --0.7%
       5,000     Mac Frugal's Bargains Close-Outs, Inc. *......................         98,125
      11,000     Wal-Mart Stores, Inc. ........................................        275,000
                                                                                       373,125

                 Shoes --0.1%
       3,000     Reebok International Ltd. ....................................         90,000


                 Textiles: Apparel Manufacturers --0.6%
      14,000     Fruit of the Loom, Inc., Cl. A * .............................        337,750


                 Toys --0.5%
      11,000     Mattel, Inc. .................................................        303,875


                 Consumer Non-Cyclicals --19.0%
                 Beverages: Soft Drinks --1.4%
      10,000     Coca-Cola Co. (The) ..........................................        446,250
       9,000     PepsiCo, Inc. ................................................        367,875
                                                                                       814,125

                 Drugs --3.0%
       6,500     Forest Laboratories, Inc. * ..................................        309,563
       4,000     Marion Merrell Dow, Inc. .....................................         72,000
       7,500     Merck & Co., Inc. ............................................        257,813
       3,000     Mylan Laboratories, Inc. .....................................         76,125
       5,000     Pfizer, Inc. .................................................        345,000
       6,000     Schering-Plough Corp. ........................................        411,000
       4,000     Syntex Corp. .................................................         63,500
       6,000     Upjohn Co. ...................................................        174,750
                                                                                     1,709,751

                 Food Processing --0.9%
       4,000     ConAgra, Inc. ................................................        105,500
       3,000     General Mills, Inc. ..........................................        182,250
       6,000     Heinz (H.J.) Co. .............................................        215,250
       1,000     Tyson Foods, Inc., Cl. A .....................................         24,000
                                                                                       527,000

                 Healthcare: Diversified --3.6%
      13,000     Abbott Laboratories ..........................................        383,500


Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Growth Fund


                                                                                     Market
   Shares        Common Stocks (Continued)                                        Value-Note 1
                 Consumer Non-Cyclicals (Continued)
                 Healthcare: Diversified (Continued)
       4,500     American Home Products Corp. .................................   $    291,375
       4,500     Bristol-Myers Squibb Co. .....................................        261,563
      16,500     IVAX Corp. ...................................................        474,375
       6,000     Johnson & Johnson ............................................        268,500
       4,000     Smithkline Beecham PLC, ADR ..................................        109,500
       4,000     Warner-Lambert Co. ...........................................        270,000
                                                                                     2,058,813

                 Healthcare: Miscellaneous --3.9%
       3,500     Amgen, Inc. * ................................................        173,250
       8,000     HealthCare COMPARE Corp. * ...................................        197,000
      21,000     National Health Laboratories, Inc. ...........................        299,250
      11,000     United Healthcare Corp. ......................................        834,625
      12,000     U.S. Healthcare, Inc. ........................................        691,500


                 Hospital Management --0.4%
       4,000     Healthtrust, Inc.-The Hospital Co. * .........................        106,500
       8,000     Novacare, Inc. * .............................................        122,000
                                                                                       228,500

                 Household Products --1.2%
       6,000     Colgate-Palmolive Co. ........................................        374,250
       5,500     Procter & Gamble Co. .........................................        313,500


                 Medical Products --3.3%
      13,000     Cordis Corp. * ...............................................        641,875
       6,000     Medtronic, Inc. ..............................................        492,750
       3,500     Rhone-Poulenc Rorer, Inc. ....................................        127,750
      12,000     Sci-Med Life Systems, Inc. * .................................        471,000
       5,000     St. Jude Medical, Inc. .......................................        132,500
                                                                                     1,865,875

                 Tobacco --1.3%
       6,000     American Brands, Inc. ........................................        199,500
       5,500     Philip Morris Cos., Inc. .....................................        306,625
       6,000     UST, Inc. ....................................................        166,500
                                                                                       672,625

                 Energy --3.7%
                 Coal --.5%
      10,000     Pittston Co. .................................................        288,750


                 Oil: Exploration and Production --0.5%
      52,000     Maxus Energy Corp. * .........................................        286,000


Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Growth Fund


                                                                                     Market
   Shares        Common Stocks (Continued)                                        Value-Note 1
                 Energy (Continued)
                 Oil: Integrated Domestic --0.7%
       3,500     Pennzoil Co. .................................................   $    186,375
      15,500     Quaker State Corp. ...........................................        207,313
                                                                                       393,688


                 Oil: Integrated International --1.1%
       3,000     Chevron Corp. ................................................        261,375
       3,500     Royal Dutch Petroleum Co. ....................................        365,313
                                                                                       626,688


                 Oil Well Services and Equipment --0.9%
      15,000     McDermott International, Inc. ................................        397,500
      10,000     Western Co. of North America * ...............................        128,750
                                                                                       526,250

                 Financial --23.3%
                 Financial Services: Miscellaneous --9.7%
      17,000     Advanta Corp., Cl. A .........................................        565,250
      25,994     Bear Stearns Cos., Inc. (The) ................................        568,619
      22,000     Countrywide Credit Industries, Inc. * ........................        552,750
       8,250     Credit Local de France .......................................        684,368
       5,700     Federal National Mortgage Assn. ..............................        447,450
      16,000     Green Tree Financial Corp. ...................................        768,000
       5,000     MBIA, Inc. ...................................................        314,375
      19,500     PaineWebber Group, Inc. ......................................        526,500
      20,000     Primerica Corp. ..............................................        777,500
       7,000     Student Loan Marketing Assn. .................................        314,125
                                                                                     5,518,937

                 Insurance: Life --2.4%
      11,250     AFLAC, Inc. ..................................................        320,625
      14,000     Conseco, Inc. ................................................        777,000
       6,000     Torchmark Corp. ..............................................        270,000


                 Insurance: Multi-Line --0.6%
      12,000     CCP Insurance, Inc. ..........................................        334,500


                 Insurance: Property and Casualty --1.8%
      15,200     Progressive Corp. ............................................        615,600
      29,000     USF&G Corp. ..................................................        427,750
                                                                                     1,043,350

                 Insurance Brokers --0.2%
       5,000     Alexander & Alexander Services, Inc. .........................         97,500


                 Major Banks: Other --1.7%
      21,000     Bank of Boston Corp. .........................................        483,000


Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Growth Fund


                                                                                     Market
   Shares        Common Stocks (Continued)                                        Value-Note 1
                 Financial (Continued)
                 Major Banks: Other (Continued)
       9,000     Mellon Bank Corp. ............................................   $    477,000
                                                                                       960,000

                 Major Banks: Regional --6.5%
      11,625     BANC ONE CORP. ...............................................        454,828
       5,000     First Fidelity Bancorporation ................................        227,500
       9,000     First Interstate Bancorp. ....................................        577,125
      15,000     KeyCorp ......................................................        530,625
      19,000     Midlantic Corp. * ............................................        484,500
      18,000     Shawmut National Corp. .......................................        391,500
      20,000     Signet Banking Corp. .........................................        695,000
       9,000     UJB Financial Corp. ..........................................        213,750
       4,000     Washington Mutual Savings Bank of Seattle ....................         96,500
                                                                                     3,671,328

                 Money Center Banks --.4%
       6,000     Chase Manhattan Corp. ........................................        203,250

                 Industrial --3.1%
                 Commercial Services --0.5%
      30,000     ADT Ltd., ADR * ..............................................        270,000

                 Electrical Equipment --1.2%
       6,000     Amphenol Corp., Cl. A * ......................................         99,000
       5,500     General Electric Co. .........................................        576,813
                                                                                       675,813

                 Machine Tools --0.1%
       2,000     Cincinnati Milacron, Inc. ....................................         44,000

                 Machinery: Diversified --0.8%
      11,000     Varity Corp. * ...............................................        492,250

                 Transportation: Miscellaneous --0.5%
       5,000     American President Cos. Ltd. .................................        286,250

                 Technology --20.0%
                 Aerospace/Defense --0.4%
       6,000     Northrop Corp. ...............................................        224,250

                 Computer Software and Services --5.5%
       5,000     BMC Software, Inc. * .........................................        240,000
      14,600     Ceridian Corp. * .............................................        277,400
      16,000     Computer Associates International, Inc.  .....................        640,000
       2,000     Computer Sciences Corp. * ....................................        199,000
      26,000     EMC Corp. * ..................................................        429,000
       8,000     General Motors Corp., Cl. E ..................................        234,000
       6,200     Microsoft Corp. * ............................................        499,875
      20,000     Novell, Inc. * ...............................................        415,000
       4,000     Oracle Systems Corp. * .......................................        115,000
      10,000     SHL Systemhouse, Inc. * ......................................         72,500
                                                                                     3,121,775


Statement of Investments (Continued)
Oppenheimer Variable Account Funds - Growth Fund


                                                                                     Market
   Shares        Common Stocks (Continued)                                        Value-Note 1
                 Technology (Continued)
                 Computer Systems --6.8%
       7,400     Applied Magnetics Corp. * ....................................    $    40,700
      13,000     AST Research, Inc. * .........................................        295,750
       8,000     Cabletron Systems, Inc. * ....................................        900,000
      12,500     Cisco Systems, Inc. * ........................................        807,813
       3,500     Compaq Computer Corp. * ......................................        259,000
      15,000     QMS, Inc. * ..................................................        135,000
       7,000     Scitex Corp. Ltd. * ..........................................        173,250
      20,000     Seagate Technology * .........................................        475,000
       9,000     Synoptics Communications, Inc. * .............................        250,875
      40,500     Unisys Corp. * ...............................................        511,313
                                                                                     3,848,701

                 Electronics: Defense --0.6%
       8,500     General Motors Corp., Cl. H ..................................        330,438

                 Electronics: Instrumentation --2.3%
      32,000     American Power Conversion Corp. * ............................        760,000
      30,000     Belden, Inc. * ...............................................        558,750
                                                                                     1,318,750

                 Electronics: Semiconductors --1.6%
      12,000     Intel Corp. ..................................................        744,000
      10,000     National Semiconductor Co. ...................................        161,250
                                                                                       905,250

                 Telecommunications --2.8%
       4,800     American Telephone & Telegraph Co. ...........................        252,000
      20,300     PacTel Corp. * ...............................................        504,963
      12,000     Telefonos de Mexico SA, Sponsored ADR ........................        810,000
                                                                                     1,566,963

                 Utilities --0.4%
                 Electric Cos. --0.1%
       4,000     Niagara Mohawk Power Corp. ...................................         81,000

                 Telephone (New) --0.3%
       2,500     BellSouth Corp. ..............................................        144,688

                 Total Common Stocks (Cost $39,727,358) .......................     48,863,478

Total Investments, at Value (Cost $47,027,358) .....................      99.1%    $56,163,478
Other Assets Net of Liabilities ....................................       0.9         537,570

Net Assets .........................................................     100.0%    $56,701,048


*Non-income producing security.


See accompanying Notes to Financial Statements.


Statement of Investments  December 31, 1993
Oppenheimer Variable Account Funds-Multiple Strategies Fund

     Face                                                                               Market
    Amount       Repurchase Agreements--10.0%                                        Value-Note 1
$ 25,000,000     Repurchase agreement with First Chicago Markets,
                  3.125%, dated 12/31/93 and maturing 1/3/94, collateralized by U.S. Treasury Bills, 3.875%, 3/31/95, with a value of
                  $25,506,287 (Cost $25,000,000) ..................................  $ 25,000,000

                 Long-Term Government Obligations--25.9%
   1,678,950     Argentina (Republic of) Bonds, Bonos de Consolidacion de
                  Deudas, Series I, 3.1875%, 4/1/01 (2)(3) ........................     1,458,977
+  1,400,000     Australia (Government of) Bonds, 12%, 5/15/06 ....................     1,298,435
                 Canada (Government of) Bonds:
+  3,000,000      9.75%, 12/1/01 ..................................................     2,723,565
+  1,500,000      8.50%, 4/1/02 ...................................................     1,277,379
                 Government National Mortgage Assn.:
   2,450,763      8%, 7/15/22 .....................................................     2,583,569
   4,500,662      8%, 4/15/23 .....................................................     4,748,199
+  3,600,000     Queensland (Government of) Development Authority
                  Global Transferable Registered Nts., 10.50%, 5/15/03 ............     3,068,564
                 Spain (Kingdom of) Bonds:
+175,000,000      13.45%, 4/15/96 .................................................     1,363,388
+ 50,000,000      11.45%, 8/30/98 .................................................       398,915
   2,000,000     United Mexican States Gtd. Cv. Bonds, Series B, 6.25%,
                  12/31/19 ........................................................     1,671,250
                 U.S. Treasury Bonds, STRIPS:
   3,900,000      0%, 8/15/02 .....................................................     2,359,086
   2,500,000      0%, 8/15/03 .....................................................     1,409,322
                 U.S. Treasury Nts.:
  12,500,000      7.625%, 5/31/96 .................................................    13,425,749
  10,300,000      6.75%, 5/31/97 ..................................................    10,946,942
   9,000,000      9.25%, 8/15/98 ..................................................    10,513,080
   5,000,000      6.375%, 8/15/02 .................................................     5,215,600
     500,000     Venezuela (Republic of) Collateralized Par Bonds, Series
                  W-A, 6.75%, 3/31/20 .............................................       372,188

                 Total Long-Term Government Obligations
                   (Cost $60,924,336) .............................................    64,834,208

                 Corporate Bonds and Notes--14.4%
                 Adelphia Communications Corp.:
     500,000      10.25% Sr. Debs., 7/15/00 (4) ...................................       530,000
     500,000      12.50% Sr. Nts., 5/15/02 ........................................       582,500
     500,000       9.875% Sr. Debs., 3/1/05 .......................................       552,500
     750,000     Alco Health Distribution Corp., 11.25% Sr. Debs.,
                   7/15/05 (3) ....................................................       752,110
     500,000     American Medical International, Inc., 13.50% Sr. Sub.
                  Nts., 8/15/01 ...................................................       585,625
     500,000     American Standard, Inc., 9.875% Sr. Sub. Nts., 6/1/01 ............       525,625
     800,000     Amstar Corp., 11.375% Sr. Sub. Nts., 2/15/97 .....................       820,000
                 Armco, Inc.:
     351,000      13.50% Sr. Nts., 6/15/94 ........................................       360,214
     200,000       8.50% SF Debs., 9/1/01 .........................................       195,000
     400,000     Auburn Hills Trust, 12.375%  Gtd. Exch. Ctfs., 5/1/20 (2) ........       615,000




Statement of Investments  (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund

     Face                                                                               Market
    Amount       Corporate Bonds and Notes (Continued)                               Value-Note 1
$    475,000     Aztar Corp., 11% Sr. Sub. Nts., 10/1/02 ..........................  $    484,500
     500,000     Baldwin Co., 10.375% Sr. Nts., 8/1/03 (4).........................       482,500
   1,000,000     Bell & Howell Holdings Co., 0%/11.50% Sr. Disc. Debs.,
                  Series B, 3/1/05 (1) ............................................       555,000
     500,000     Cablevision Industries Corp., 9.25% Sr. Debs.,
                   Series B, 4/1/08 ...............................................       520,000
     500,000     Calmar, Inc., 12% Sr. Sec. Nts., 12/15/97 ........................       500,000
   1,000,000     Card Establishment Services, Inc., 10% Sr. Sub Nts.,
                  10/1/03 (4) .....................................................     1,045,000
     500,000     Centennial Cellular Corp., 8.875% Sr. Nts., 11/1/01 ..............       497,500
     500,000     Chrysler Financial Corp., 13.25% Sr. Nts., 10/15/99 ..............       667,690
     500,000     Coastal Corp., 11.75% Sr. Debs., 6/15/06 .........................       580,000
   1,000,000     Coleman Holdings, Inc., 0% Sr. Sec. Disc. Nts., 5/27/98 ..........       647,500
     600,000     Continental Cablevision, Inc., 9.50% Sr. Debs., 8/1/13 ...........       672,000
     250,000     Di Giorgio Corp., 12% Sr. Nts., 2/15/03 ..........................       271,875
     500,000     Envirosource, Inc., 9.75% Sr. Nts., 6/15/03 ......................       487,500
     875,000     Epic Holdings, Inc., 0%/12%  Sr. Def. Cpn. Nts.,
                  3/15/02 (1) .....................................................       638,750
     491,176     Epic Properties, Inc., 11.50% Gtd. Fst. Priority Mtg.
                  Nts., Cl. B-2, 7/15/01 ..........................................       552,574
     750,000     Farm Fresh, Inc., 12.25% Sr. Nts., 10/1/00 .......................       796,875
     750,000     Finlay Fine Jewelry Corp., 10.625% Sr. Nts., 5/1/03 ..............       776,250
                 First Chicago Corp.:
     250,000      9% Sub. Nts., 6/15/99 ...........................................       285,850
     250,000      11.25% Sub. Nts., 2/20/01 .......................................       321,391
     400,000     Flagstar Corp., 10.875% Sr. Nts., 12/1/02 ........................       415,000
                 Foodmaker, Inc.:
     500,000      14.25% Sr. Sub. Nts., 5/15/98 ...................................       536,875
     500,000      9.25% Sr. Nts., 3/1/99 ..........................................       511,250
     500,000     Gaylord Container Corp., 11.50% Sr. Sub. Disc. Debs.,
                  5/15/01 .........................................................       535,000
     500,000     GNF Corp., 10.625% Gtd. Fst. Mtg. Nts., 4/1/03 ...................       482,500
     400,000     Grand Union Co., 11.25% Sr. Nts., 7/15/00 ........................       422,000
     500,000     Harmon International Industries, Inc. 12% Sr. Sub. Nts.,
                  8/1/02 ..........................................................       560,000
                 Harris Chemical North America, Inc.:
   1,000,000      10.25% Sr. Sec. Disc. Nts., 7/15/01 .............................       858,750
     600,000      10.75% Sr. Sub. Nts., 10/15/03 ..................................       634,500
     400,000     Horsehead Industries, Inc., 14% Sub. Nts., 6/1/99 ................       366,000
     800,000     International Cabletel, Inc., 10.875% Sr. Def. Cpn. Nts.,
                  10/15/03 ........................................................       512,000
     750,000     Lamar Advertising Co., 11% Sr. Sec. Nts., 5/15/03 ................       796,875
     500,000     Mediq, Inc., 7.50% Exch. Sub. Debs., 7/15/03 .....................       480,625
                 Mesa Capital Corp.:
     772,000      0%/12.75% Sec. Disc. Nts., 6/30/98 (1) ..........................       656,200
      40,000      0%/12.75% Cv. Disc. Nts. 6/30/98 (1).............................        57,100
     900,000     Mosler, Inc., 11% Sr. Nts., Series A, 4/15/03 ....................       814,500
     500,000     NVR, Inc., 11% Gtd. Sr. Nts., 4/15/03 ............................       528,750
     500,000     Owens-Illinois, Inc., 10% Sr. Sub. Nts., 8/1/02 ..................       533,125
     925,000     Pacific Lumber Co., 10.50% Sr. Nts., 3/1/03 ......................       959,687
                 Panamsat LP/Panamsat Capital Corp.:
     500,000      9.75% Sr. Sec. Nts., 8/1/00 .....................................       531,250
     250,000      0%/11.375% Sr. Sub. Disc. Nts., 8/1/03 (1) ......................       167,500
     500,000     Quantum Chemical Corp., 10.375% Fst. Mtg. Nts.,
                  6/1/03 ..........................................................       609,605
     800,000     Revlon Worldwide Corp., 0% Sr. Sec. Disc. Nts., 3/15/98 ..........       412,000


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund

     Face                                                                              Market
    Amount       Corporate Bonds and Notes (Continued)                               Value-Note 1
                 RJR Nabisco, Inc.:
$    400,000      10.50% Sr. Nts., 4/15/98 ........................................  $    442,000
     136,000      15% Sub. Debs., 5/15/01 .........................................       149,260
     500,000      8.625% Medium-Term Nts., 12/1/02 ................................       492,149
     500,000     SCI Television, Inc., 11% Sr. Sec. Nts., 6/30/05 .................       520,000
     500,000     Sealed Power Technologies LP, 14.50% Sr. Sub. Debs.,
                  5/15/99 .........................................................       545,000
     750,000     Station Casinos, Inc., 9.625% Sr. Sub. Nts., 6/1/03 ..............       761,250
     300,000     Synthetic Industries, Inc., 12.75% Sr. Sub. Debs., 12/1/02 .......       330,000
   1,000,000     Talley Industries, Inc., 12.25% Sr. Disc. Debs., 10/15/05 ........       585,000
     500,000     Time Warner, Inc./Time Warner Entertainment LP, 10.15%
                  Sr. Nts., 5/1/12 ................................................       620,000
     500,000     Tiphook Finance Corp., 10.75% Sr. Gtd. Nts., 11/1/02 .............       442,500
     500,000     TKR Cable I, Inc., 10.50% Sr. Debs., 10/30/07 ....................       610,000
                 Unisys Corp.:
     500,000      15% Credit Sensitive Nts., 7/1/97 ...............................       570,000
     500,000      9.75% Sr. Nts., 9/15/16 .........................................       510,000
                 USG Corp.:
     500,000      10.25% Sr. Sec. Nts., 12/15/02 ..................................       515,000
     300,000      8.75% Debs., 3/1/17 .............................................       277,500

                 Total Corporate Bonds and Notes (Cost $ 34,881,201) ..............    36,052,080

                 Municipal Bonds--0.2%
     500,000     Port of Portland, Oregon Special Obligation Taxable
                  Revenue Bonds, PAMCO Project, 9.20%, 5/15/22
                  (Cost $500,000) .................................................       549,472

     Units       Rights, Warrants and Certificates--0.0%
      16,412     Gaylord Container Corp. Wts., Exp. 7/96
                  (Cost $36,927) ..................................................        59,494

     Shares      Preferred Stocks --0.9.%
       3,000     Alumax, Inc., $4.00 Cv., Series A ................................       295,500
      26,000     Chiquita Brands International, Inc., $1.28
                   Depositary Shares * ............................................       354,250
       6,000     Cyprus Amax Minerals Co., $4.00 Cv., Series A ....................       390,000
          20     Dairy Farm International Holdings Ltd., $65.00 Cv. (4) ...........        30,800
      10,000     Delta Airlines, Inc., $3.50 Cv. Depositary Shares, Series C*  ....       535,000
      20,000     K-III Communications Corp., Sr. Exch. ............................       552,500
      10,000     Liposome Co., Inc. (The), $1.9375 Cum. Cv. Exch.
                   Depositary Shares, Series A ....................................       187,500

                 Total Preferred Stocks (Cost $2,137,265) .........................     2,345,550

                 Common Stocks --48.1%
                 Basic Materials --3.9%
                 Chemicals --1.4%
      10,000     Air Products and Chemicals, Inc. .................................       442,500
      16,000     ARCO Chemical Corp. ..............................................       692,000
      40,000     biosys * .........................................................       230,000
       8,500     Dow Chemical Co. (The) ...........................................       482,375
      31,000     Hauser Chemical Research, Inc. * .................................       248,000
      29,700     Praxair, Inc. ....................................................       493,763
      32,500     Sybron Chemical Industries, Inc. * ...............................       784,062
                                                                                        3,372,700


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund

                                                                                     Market
    Shares       Common Stocks (Continued)                                           Value-Note 1
                 Basic Materials (Continued)
                 Chemicals: Diversified--0.4%
       4,850     Bayer AG, ADR ....................................................  $  1,023,350

                 Chemicals: Specialty --0.1%
         750     Goldschmidt (T.H.) AG ............................................       300,167

                 Gold--0.1%
      85,000     Arimetco International, Inc. * ...................................       118,769

                 Metals: Miscellaneous --1.2%
      60,500     Brush Wellman, Inc. ..............................................       862,125
      48,100     Custom Chrome, Inc. * ............................................     1,070,225
      22,700     Inco Ltd. ........................................................       610,063
      11,000     Phelps Dodge Corp. (5) ...........................................       536,250
                                                                                        3,078,663

                 Paper and Forest Products--0.2%
      30,000     Kimberly Clark de Mexico, Series A * .............................       562,138

                 Steel --0.5%
      20,000     Allegheny Ludlum Corp. ...........................................       477,500
      20,600     Inland Steel Industries, Inc. * ..................................       682,375
                                                                                        1,159,875

                 Consumer Cyclicals --10.0%
                 Auto Parts: After Market--0.4%
      30,000     Excel Industries, Inc. ...........................................       551,250
      45,000     Hi-Lo Automotive, Inc. * .........................................       444,375
                                                                                          995,625

                 Broadcast Media --1.5%
       1,000     Capital Cities/ABC, Inc. .........................................       619,500
      49,500     Comcast Corp., Cl. A Special .....................................     1,782,000
      12,800     Grupo Televisa SA, ADS (4) .......................................       896,000
      42,000     SFX Broadcasting, Inc., Cl. A * ..................................       535,500
                                                                                        3,833,000

                 Entertainment --1.1%
      20,000     Disney (Walt) Co. (5) ............................................       852,500
      19,000     King World Productions, Inc. * (5) ...............................       729,125
       7,000     Paramount Communications, Inc. (5) ...............................       541,625
      21,000     WMS Industries, Inc. * (5) .......................................       603,750
                                                                                        2,727,000

                 Home Building --0.1%
      50,000     Miles Homes, Inc. * ..............................................       300,000

                 Household Furnishings and  Appliances--0.4%
      50,000     Chromcraft Revington, Inc. * .....................................     1,100,000

                 Leisure Time --0.9%
      13,600     Caesar's World, Inc. * ...........................................       725,900
      10,500     Eastman Kodak Co. * ..............................................       588,000
      35,000     Funco, Inc. * ....................................................       525,000
      17,000     International Game Technology ....................................       501,500
                                                                                        2,340,400


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund

                                                                                       Market
    Shares       Common Stocks (Continued)                                           Value-Note 1
                 Consumer Cyclicals (Continued)
                 Publishing --1.2%
      40,000     Bowne & Co., Inc. ................................................  $    870,000
       8,500     McGraw-Hill, Inc. ................................................       574,813
      20,000     Time Warner, Inc. ................................................       885,000
      10,167     Wolters Kluwer NV ................................................       642,282
                                                                                        2,972,095

                 Restaurants --0.4%
      79,000     Quantum Restaurant Group, Inc. ...................................       967,750


                 Retail Stores: General Merchandise Chains --0.3%
       8,000     Centros Comerciales Pryca ........................................       105,790
      30,000     Price/Costco, Inc. * .............................................       577,500
                                                                                          683,290

                 Retail: Specialty --1.5%
      15,300     Blockbuster Entertainment Corp. (5) ..............................       468,562
       4,086     Castorama Dubois Investissements LP ..............................       610,357
      22,000     CML Group, Inc. ..................................................       519,750
      40,000     Inacom Corp. * ...................................................       540,000
      30,000     Service Merchandise Co., Inc. * ..................................       300,000
      38,700     Venture Stores, Inc. .............................................       904,613
      38,000     Waban, Inc., * ...................................................       517,750
                                                                                        3,861,032

                 Shoes --0.7%
      64,000     Baker (J.), Inc. .................................................     1,120,000
      43,000     Justin Industries, Inc. ..........................................       634,250
                                                                                        1,754,250

                 Textiles: Apparel Manufacturers --0.8%
      30,000     Authentic Fitness Corp. * ........................................       843,750
      21,000     Fruit of the Loom, Inc., Cl. A * .................................       506,625
      20,000     Warnaco Group, Inc. (The), Cl. A * ...............................       607,500
                                                                                        1,957,875

                 Toys --0.7%
      47,000     Mattel, Inc. .....................................................     1,298,375
       7,000     Nintendo Co. .....................................................       450,338
                                                                                        1,748,713

                 Consumer Non-Cyclicals--8.6%
                 Beverages: Alcoholic --0.3%
     100,000     Guiness PLC ......................................................       706,461

                 Beverages: Soft Drinks--0.3%
      51,700     Whitman Corp. ....................................................       840,125

                 Cosmetics --0.7%
      24,000     Avon Products, Inc. (5) ..........................................     1,167,000
      30,000     Neutrogena Corp. .................................................       615,000
                                                                                        1,782,000

Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund

                                                                                       Market
    Shares       Common Stocks (Continued)                                           Value-Note 1
                 Consumer Non-Cyclicals (Continued)
                 Drugs --1.1%
      22,000     Agouron Pharmaceuticals, Inc. * ..................................  $    258,500
      15,500     Astra AB Free, Series A ..........................................       353,319
         950     Ciba-Geigy AG ....................................................       575,746
      13,700     Lilly (Eli) & Co. ................................................       813,438
         300     Sandoz AG ........................................................       835,337
                                                                                        2,836,340

                 Food Processing --0.8%
       1,541     Chiquita Brands International, Inc. ..............................        17,722
     967,000     CP Pokphand Co. ..................................................       425,468
      23,600     Nestle SA, Sponsored ADR .........................................     1,020,700
      40,000     Sanfilippo (John B.) & Son, Inc. .................................       580,000
                                                                                        2,043,890

                 Healthcare: Diversified--1.3%
      18,000     Abbott Laboratories ..............................................       531,000
      16,500     Bristol-Myers Squibb Co. .........................................       959,063
      23,000     Carter-Wallace, Inc. .............................................       491,625
       1,025     Schering AG ......................................................       669,941
       7,000     Warner-Lambert Co. ...............................................       472,500
                                                                                        3,124,129

                 Healthcare: Miscellaneous--2.5%
       9,000     Amgen, Inc. * (5) ................................................       445,500
      12,000     Biogen, Inc. * ...................................................       478,500
       6,000     Chiron Corp. * ...................................................       504,000
      50,000     FHP International Corp. * (5) ....................................     1,350,000
      20,100     Genzyme Corp. * ..................................................       552,750
      45,785     Manor Care, Inc. .................................................     1,116,009
      18,000     Matrix Pharmaceutical, Inc. * ....................................       189,000
      14,000     Protein Design Labs, Inc. * ......................................       339,500
      23,400     U.S. Healthcare, Inc. (5) ........................................     1,348,425
                                                                                        6,323,684

                 Hospital Management --0.2%
      26,000     Medical Care America, Inc. * (5) .................................       594,750

                 Medical Products --0.8%
      18,500     Bard (C.R.), Inc. (5) ............................................       467,125
       9,000     Medtronic, Inc. (5) ..............................................       739,125
      15,000     Molecular Dynamics, Inc. * .......................................       176,250
      20,000     Nellcor, Inc. * ..................................................       495,000
                                                                                        1,877,500

                 Retail Stores: Food Chains--0.3%
     164,026     Dairy Farm International Holdings Ltd. ...........................       326,885
      17,900     Giant Food, Inc., Cl. A ..........................................       460,925
                                                                                          787,810

                 Tobacco --0.3%
      13,700     Philip Morris Cos., Inc. .........................................       763,775

                 Energy --2.6%
                 Coal --0.3%
      22,000     Ashland Coal, Inc. ...............................................       665,500


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund

                                                                                       Market
    Shares       Common Stocks (Continued)                                           Value-Note 1
                 Energy (Continued)
                 Oil: Exploration and Production--0.2%
      29,600     Oryx Energy Co. ..................................................  $    510,600

                 Oil and Gas Drilling--0.2%
      60,500     Santa Fe Energy Resources, Inc. ..................................       544,500

                 Oil: Integrated Domestic--0.7%
      15,000     Ashland Oil, Inc. ................................................       511,875
       7,000     Atlantic Richfield Co. ...........................................       736,750
      17,000     Unocal Corp. (5) .................................................       473,875
                                                                                        1,722,500

                 Oil: Integrated International--0.9%
       7,700     Amoco Corp. ......................................................       407,137
      10,000     Royal Dutch Petroleum Co. ........................................     1,043,750
      12,000     Saga Petroleum AS, Cl. A .........................................       119,667
      19,000     Saga Petroleum AS, Cl. B .........................................       184,421
      15,373     Total SA, Sponsored ADR ..........................................       416,993
                                                                                        2,171,968

                 Oil Well Services and Equipment--0.3%
      12,400     McDermott International, Inc. (5) ................................       328,600
      52,700     Tuboscope Vetco International Corp. * ............................       322,787
                                                                                          651,387

                 Financial --5.5%
                 Financial Services: Miscellaneous--1.9%
      25,200     Bear Stearns Cos., Inc. (The) ....................................       551,250
      96,100     Catellus Development Corp. * .....................................       744,775
      15,000     Dean Witter, Discover & Co. (5) ..................................       519,375
      17,800     Merrill Lynch & Co., Inc. ........................................       747,600
     200,000     Peregrine Investment Holdings Ltd. ...............................       491,752
      35,000     Plaza Home Mortgage Corp. * ......................................       293,125
      20,000     Salomon, Inc. (5) ................................................       952,500
      30,000     Santa Anita Realty Enterprises, Inc. (4) .........................       521,250
                                                                                        4,821,627

                 Insurance: Life --0.5%
      26,000     Bankers Life Holding Corp. .......................................       559,000
      27,000     First Colony Corp. ...............................................       685,125
                                                                                        1,244,125

                 Insurance: Multi-Line--0.6%
       7,000     American International Group, Inc. ...............................       614,250
      29,600     American Re Corp. * ..............................................       839,900
                                                                                        1,454,150

                 Insurance: Property and  Casualty--0.2%
       6,000     Loews Corp. * ....................................................       558,000




Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund

                                                                                       Market
    Shares       Common Stocks (Continued)                                           Value-Note 1
                 Financial (Continued)
                 Major Banks: Other --0.5%
      13,300     BankAmerica Corp. ................................................  $    616,788
       1,325     Deutsche Bank AG, ADR ............................................       679,062
                                                                                        1,295,850

                 Major Banks: Regional--0.5%
      24,200     NationsBank Corp. ................................................     1,185,800

                 Money Center Banks --1.0%
      13,000     Bank of New York Co., Inc. (The) (5) .............................       741,000
      12,000     Bankers Trust New York Corp. .....................................       949,500
      18,700     Chemical Banking Corp. ...........................................       750,337


                 Savings and Loans/Holding Cos.--0.3%
      17,000     Golden West Financial Corp. ......................................       663,000

                 Industrial --6.0%
                 Building Materials Group--0.6%
      15,000     Masco Corp. ......................................................       555,000
      21,000     Owens-Corning Fiberglas Corp. * (5) ..............................       931,875
       3,200     Thomas Industries, Inc. ..........................................        42,000
                                                                                        1,528,875

                 Commercial Services --0.3%
      65,000     Mail Boxes Etc. * ................................................       771,875

                 Conglomerates --0.4%
      17,500     Tenneco, Inc. ....................................................       920,938

                 Electrical Equipment --1.1%
      80,000     Amphenol Corp., Cl. A * ..........................................     1,320,000
      10,000     ASEA AB, Sponsored ADR ...........................................       710,000
       8,000     General Electric Co. .............................................       839,000
                                                                                        2,869,000

                 Engineering and Construction--0.7%
      25,000     Foster Wheeler Corp. .............................................       837,500
      44,150     Huarte SA ........................................................       528,224
      35,000     Insituform Mid-America, Inc., Cl. A ..............................       490,000
                                                                                        1,855,724

                 Heavy Duty Trucks and Parts--0.2%
      24,000     Spartan Motors, Inc. (5) .........................................       408,000

                 Machine Tools --0.1%
       7,000     FANUC Ltd. .......................................................       230,814

                 Machinery: Diversified--0.3%
      45,000     Cognex Corp. * ...................................................       663,750

Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund

                                                                                       Market
    Shares       Common Stocks (Continued)                                           Value-Note 1
                 Industrial (Continued)
                 Manufacturing-Diversified Industrials--0.9%
      65,000     Instrument Systems Corp. * .......................................  $    576,875
       3,287     Mannesmann AG ....................................................       794,998
      10,000     Siemens AG, ADR ..................................................       913,750
                                                                                        2,285,623

                 Pollution Control --0.3%
      28,400     WMX Technologies, Inc. ...........................................       749,050

                 Railroads --0.4%
      15,400     Burlington Northern, Inc. (5) ....................................       891,275

                 Transportation: Miscellaneous--0.7%
          10     Dampskibsselskabet Svendborg, Cl. B ..............................       275,205
     105,000     OMI Corp. ........................................................       721,875
      40,000     Stolt-Nielsen SA .................................................       670,000
                                                                                        1,667,080

                 Technology --9.4%
                 Aerospace/Defense --1.0%
       9,000     Allied-Signal, Inc. ..............................................       711,000
       6,400     General Dynamics Corp. (5) .......................................       590,400
       4,000     McDonnell Douglas Corp. ..........................................       428,000
      50,000     Methode Electronics, Inc., Cl. A .................................       718,750
                                                                                        2,448,150

                 Communication: Equipment/Manufacturers--0.2%
       7,500     QUALCOMM, Inc. * (5) .............................................       397,500

                 Computer Software and Services--2.8%
      11,000     BMC Software, Inc. ...............................................       528,000
      12,000     Computer Associates International, Inc. ..........................       480,000
      23,000     LEGENT Corp. * ...................................................       520,375
      26,500     Lotus Development Corp. * (5) ....................................     1,457,500
      46,000     Marcam Corp. * ...................................................       448,500
       6,300     Microsoft Corp. ..................................................       507,938
      50,000     Network General Corp. * (5) ......................................       893,750
      28,500     Novell, Inc. .....................................................       591,375
         500     Sap AG, Preference ...............................................       465,007
      50,000     Structural Dynamics Research Corp. ...............................       862,500
      45,000     Wild River Systems * .............................................       286,875
                                                                                        7,041,820

                 Computer Systems --1.5%
      11,000     International Business Machines Corp. * ..........................       621,500
      70,000     Micropolis Corp. * ...............................................       490,000
      60,000     Radius, Inc. * ...................................................       457,500
      25,000     Seagate Technology * (5) .........................................       593,750
      31,700     Synoptics Communications, Inc. ...................................       883,637
      59,400     Tandem Computers, Inc. ...........................................       645,975
                                                                                        3,692,362

                 Electronics: Defense --0.2%
     115,000     CAE, Inc. * ......................................................       618,882


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund

                                                                                       Market
    Shares       Common Stocks (Continued)                                           Value-Note 1
                 Technology (Continued)
                 Electronics: Instrumentation--0.4%
      14,000     Hewlett-Packard Co. (5) ..........................................  $  1,106,000

                 Electronics: Semiconductors--1.4%
       8,000     Cirrus Logic, Inc. * (5) .........................................       296,000
      32,800     Intel Corp. (5) ..................................................     2,033,600
      11,500     Samsung Electronics Co. Ltd., Sponsored GDR * ....................       592,250
      12,200     Xilinx, Inc. * (5) ...............................................       582,550
                                                                                        3,504,400
                 Office Equipment and Supplies--0.4%
      10,500     Xerox Corp. (5) ..................................................       938,437

                 Telecommunications --1.5%
      14,500     American Telephone & Telegraph Co. * .............................       761,250
      26,000     MCI Communications Corp. .........................................       734,500
      18,000     NEXTEL Communications, Inc., Cl. A ...............................       670,500
      33,900     Rogers Cantel Mobile Communications, Inc., Cl. B, Sub.
                  Vtg. * ..........................................................       915,300
       9,000     Telefonos de Mexico SA, Sponsored ADR ............................       607,500
                                                                                        3,689,050

                 Utilities --2.1%
                 Electric Cos. --.6%
      30,000     Public Service Enterprise Group, Inc. ............................       960,000
       9,400     Verbund Oest Electriz  ...........................................       572,057
                                                                                        1,532,057

                 Natural Gas --0.2%
     204,000     Hong Kong & China Gas ............................................       591,344

                 Telephone (New) --1.3%
      22,000     BCE, Inc. ........................................................       767,250
      25,000     Pacific Telesis Group ............................................     1,350,000
      26,300     US West Communications, Inc. .....................................     1,206,513
                                                                                        3,323,763

                 Total Common Stocks (Cost $95,247,361) ...........................   120,192,769

 Total Investments, at Value (Cost $218,727,090) .......................    99.5%     249,033,573
 Other Assets Net of Liabilities .......................................      .5        1,256,475

 Net Assets ............................................................   100.0%    $250,290,048






Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Multiple Strategies Fund


 + Face amount is reported in foreign currency.
 * Non-income producing security.
1. Represents a zero coupon bond that converts to a fixed rate of interest at a designated future date.
2. Represents the current interest rate for a variable rate security.
3. Interest is paid in kind.
4. The Fund owns securities purchased in private placement transactions, without registration under the
      Securities Act of 1933 (the Act). The securities are valued under methods approved by the Board of
      Trustees as reflecting fair value. The Fund intends to invest no more than 10% of its net assets
      (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the Board of Trustees or by the Manager under Board-approved guidelines. Restricted and illiquid securities amount to $521,250, or .20% of the Fund's net assets, at December 31, 1993.

                                                                                                 Valuation Per
                                                                        Acquisition     Cost       Unit as of
 Security                                                                   Date      Per Unit  December 31, 1993

 Adelphia Communications Corp., 10.25% Sr. Debs., 7/15/00 ** .........    7/21/93    $   98.80      $  106.00
 Baldwin Co., 10.375% Sr. Nts., 8/1/03 ** ............................    7/19/93    $  100.88      $   96.50
 Card Establishment Services, Inc., 10% Sr. Sub. Nts., 10/1/03 ** ....    12/1/93    $  104.00      $  104.50
 Dairy Farm International Holdings Ltd., $65.00 Cv. ** ...............    4/30/93    $1,000.00      $1,540.00
 Grupo Televisa                                                           8/20/92-
  SA, ADS ** .........................................................    8/26/92    $   27.80      $   70.00
 Santa Anita Realty                                                       5/28/93-
  Enterprises, Inc. ..................................................    11/29/93   $   17.96      $   17.38

 ** Transferable under Rule 144A of the Act.



Oppenheimer Variable Account Funds - Multiple Strategies Fund


 5. Securities with an aggregate market value of $23,979,725 are held to cover outstanding call options, as follows:

                                           Shares   Expira-
                                           Subject   tion   Exercise Premium Market Value -
                                           to Call   Date    Price   Received   Note 1

 Amgen, Inc. ..........................     1,500    1/94  $  50.00 $   2,205 $   2,062
 Avon Products, Inc. ..................     4,800    4/94     55.00     5,280     4,200
 Bank of New York Co., Inc. (The) .....     2,000    1/94     60.00     5,190       750
 Bard (C.R.), Inc. ....................     9,200    1/94     25.00    15,823     7,475
 Bard (C.R.), Inc. ....................     9,300    4/94     30.00    13,089     4,650
 Blockbuster Entertainment Corp. ......     5,600    1/94     25.00     5,810    31,500
 Blockbuster Entertainment Corp. ......     5,700    3/94     30.00     6,241    12,825
 Blockbuster Entertainment Corp. ......     4,000    6/94     30.00    12,880    13,000
 Burlington Northern, Inc. ............     1,400    1/94     55.00     6,608     4,200
 Burlington Northern, Inc. ............     1,400    1/94     60.00     3,370       875
 Cirrus Logic, Inc. ...................     4,000    3/94     30.00    17,379    31,500
 Cirrus Logic, Inc. ...................     4,000    3/94     35.00    20,379    17,500
 Dean Witter, Discover & Co. ..........     7,500    1/94     40.00    20,400       469
 Dean Witter, Discover & Co. ..........     7,500    1/94     45.00    10,087       469
 Disney (Walt) Co. ....................     4,000    4/94     40.00    10,380    17,500
 FHP International Corp. ..............     5,000    3/94     25.00    20,449    15,625
 General Dynamics Corp. ...............     1,600    2/94     95.00     6,744     3,800
 Hewlett-Packard Co. ..................     2,800    2/94     85.00     5,929     3,500
 Intel, Inc. ..........................     4,000    1/94     65.00     8,380     4,250
 Intel, Inc. ..........................     3,000    4/94     70.00    12,285     7,500
 King World Productions, Inc. .........     3,800    2/94     45.00     7,624     3,325
 Lotus Development Corp. ..............     4,000    1/94     40.00    18,379    62,000
 Lotus Development Corp. ..............     4,000    4/94     50.00    26,879    34,000
 Lotus Development Corp. ..............     5,200    4/94     60.00    24,543    15,600
 McDermott International, Inc. ........     6,200    2/94     30.00    11,051     1,550
 McDermott International, Inc. ........     6,200    5/94     35.00     6,045     1,550
 Medtronic, Inc. ......................     1,800    1/94     85.00     3,996     1,800
 Medical Care America, Inc. ...........    13,000    4/94     25.00    35,359    22,750
 Network General Corp. ................    16,800    1/94     15.00    28,895    48,300
 Network General Corp. ................     8,400    7/94     20.00    19,697    19,950
 Owens-Corning Fiberglas Corp. ........     4,200    3/94     50.00     8,536     3,150
 Paramount Communications, Inc. .......     2,500    1/94     80.00     7,112     2,969
 Paramount Communications, Inc. .......     2,000    3/94     80.00    11,559     5,000
 Paramount Communications, Inc. .......     2,500    3/94     85.00     4,769     2,500
 Phelps Dodge Corp. ...................     5,500    1/94     50.00    11,866     5,156
 QUALCOMM, Inc. .......................     4,000    1/94     50.00    26,379    20,000
 QUALCOMM, Inc. .......................     3,500    1/94     60.00    26,582     1,750
 Salomon, Inc. ........................     5,000    1/94     45.00    16,724    15,000
 Salomon, Inc. ........................     5,000    1/94     50.00     9,225     2,188
 Salomon, Inc. ........................     5,000    4/94     55.00     5,260     3,750
 Seagate Technology ...................    12,500    3/94     20.00    40,249    51,562
 Spartan Motors, Inc. .................     4,000    3/94     22.50     9,130     1,500
 Unocal Corp. .........................     1,500    1/94     30.00     5,017       188
 Unocal Corp. .........................     1,500    1/94     35.00     2,017       281
 U.S. Healthcare, Inc. ................     5,700    1/94     55.00    24,616    23,512
 WMS Industries, Inc. .................     5,000    5/94     35.00    17,974     7,500
 Xerox Corp.  .........................     2,000    4/94     85.00     5,690    14,000
 Xilinx, Inc. .........................     3,200    3/94     45.00    11,503    18,000
 Xilinx, Inc. .........................     3,200    3/94     50.00    11,104    10,400
 Xilinx, Inc. .........................     3,000    3/94     55.00     8,160     6,000
                                                                    $ 654,848 $ 588,881

 See accompanying Notes to Financial Statements.

Statement of Investments December 31, 1993
Oppenheimer Variable Account Funds-Global Securities Fund


     Face                                                                                       Market
    Amount       Repurchase Agreements--14.7%                                                Value-Note 1
$ 14,200,000     Repurchase agreement with First Chicago Capital Markets,
                   3.125%, dated 12/31/93 and maturing 1/3/94,
                   collateralized by U.S. Treasury Nts., 8.875%,
                   2/15/99, with a value of $14,501,606 (Cost $14,200,000) ..........        $ 14,200,000

                 Corporate Bonds and Notes--0.9%
     300,000     Jindal Strips Ltd., 4.25%  Cv. Debs., 3/31/99 (2) ..................             389,250
     375,000     Scici Ltd., 3.50% Cv. Bonds, 4/1/04 (2) ............................             499,219

                 Total Corporate Bonds and Notes (Cost $675,000) ....................             888,469

      Units      Rights, Warrants and  Certificates--1.4%
     480,000     China Aerospace International Holdings
                   Ltd. Wts., Exp. 12/95 ............................................              93,173
         100     Ciba-Geigy AG Wts., Exp. 6/95 (1) ..................................                 926
      30,000     Eurotunnel SA Wts., Exp. 10/95 (1) .................................              13,515
       2,500     RWE AG Wts., Exp. 3/96 (1) .........................................             319,602
       6,980     Shinawatra Computer Communications Co.
                   Ltd. Rts., Exp 1/94 ..............................................             224,059
      76,000     Societa Finanziora Telefonica SPA Wts., Exp. 9/94 (1) ..............             641,471

                 Total Rights, Warrants and Certificates (Cost $809,292) ............           1,292,746

     Shares      Common Stocks--86.8%
                 Basic Materials--4.4%
                 Aluminum --0.6%
       3,200     Wanderer-Werke AG (1) ..............................................             552,826

                 Chemicals: Diversified--0.3%
     200,000     National Petrochemical Co. (2) .....................................             258,366

                 Chemicals: Specialty--0.3%
     180,000     Kurnia Kapuas Utama Glue ...........................................             341,030

                 Metals: Miscellaneous--0.4%
      12,000     Hindalco Units .....................................................             384,000

                 Paper and Forest Products--1.1%
      40,000     Enso-Gutzeit Oy, Cl. A Free (1) ....................................             253,487
     200,000     Indah Kiat .........................................................             272,350
     825,000     Rottneros Bruks AB, Free (1) .......................................             593,863

                 Steel--1.7%
      60,000     Dofasco, Inc. * ....................................................           1,053,656
       6,300     Grupo Simec SA, ADR ................................................             207,900
       2,000     Maruichi Malaysia Steel Tube Berhad ................................               5,085
       5,000     Pohang Iron & Steel Co. Ltd. * .....................................             398,005

                 Consumer Cyclicals--14.4%
                 Airlines--0.2%
       3,500     Vienna International Airport (1) ...................................             166,496


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Global Securities Fund


                                                                                                Market
Shares           Common Stocks (Continued)                                                   Value-Note 1
                 Consumer Cyclicals (Continued)
                 Automobiles--4.6%
      20,000     Compania Interamerican de Auto .....................................        $  1,062,124
      20,000     CONSORCIO G GRUPO DINA SA, Sponsored ADR ...........................             557,500
     120,000     Mahindra & Mahindra Ltd., GDR ......................................           1,167,000
       7,000     STE Fonciere Financiere ET de Participations SA (1) ................             397,155
      20,000     Volvo AB, Series B Free (1) ........................................           1,293,303
                                                                                                4,477,082

                 Broadcast Media--2.2%
     375,000     Sistem Televisyen Malaysia Berhad ..................................           1,071,819
     100,000     Television Broadcast ...............................................             414,107
       3,500     Television Francaise I (1) .........................................             291,049
      10,000     United International Holdings, Inc., Cl. A * .......................             342,500
                                                                                                2,119,475

                 Entertainment--0.5%
      20,000     Iwerks Entertainment, Inc. * .......................................             535,000

                 Hardware and Tools--0.8%
      10,000     La Brosse et Dupont (1) ............................................             740,283

                 Household Furnishings and Appliances--2.0%
       2,500     Moulinex Espana (1) ................................................              51,076
      65,000     Philips Gloeilamp NV (1) ...........................................           1,338,634
      15,000     Singer Co. NV (The) * ..............................................             560,625
                                                                                                1,950,335

                 Publishing--1.5%
     500,000     Oriental Press Group ...............................................             446,459
      40,000     Roto Smeets de Boer (1) ............................................             947,341
                                                                                                1,393,800

                 Retail: Specialty--1.1%
      50,000     PT Modern Photo Film Co. ...........................................             619,159
       1,000     Vereinigte Baubeschlag (1) .........................................             423,257
                                                                                                1,042,416

                 Retail Stores: General Merchandise Chains--1.5%
     200,000     Berjaya Singar Berhad ..............................................             527,094
      20,000     Modelo Supermercados SA ............................................             445,953
       5,000     Sears Roebuck de Mexico SA, ADR * (2) ..............................             192,500
      16,000     Sears Roebuck de Mexico SA * .......................................             308,049
                                                                                                1,473,596

                 Consumer Non-Cyclicals--11.0%
                 Beverages: Alcoholic--0.8%
      19,000     Jinro Ltd. .........................................................             461,376
       8,000     Remy Cointreau (1) .................................................             319,756
                                                                                                  781,132

                 Beverages: Soft Drinks--0.9%
       8,000     Coca-Cola FEMSA SA de CV * .........................................             262,000
      90,000     Fomento Economico Mexicano
                   SA, Sponsored Cl. B ADR * ........................................             585,000
                                                                                                  847,000

Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Global Securities Fund


                                                                                                Market
Shares           Common Stocks (Continued)                                                   Value-Note 1
                 Consumer Non-Cyclicals (Continued)
                 Drugs--1.5%
      40,750     Astra AB, Series A Free (1) ........................................        $    928,887
      12,000     Yuhan Corp. ........................................................             490,615
                                                                                                1,419,502

                 Food Processing--2.4%
     700,000     Grupo Herdez SA ....................................................             896,973
      15,000     Hutamaki OY (1) ....................................................             468,814
     170,000     PT Sinar Mass Agro Resources & Technology ..........................             567,673
     130,000     United Foods Co., Inc. .............................................             330,788
                                                                                                2,264,248

                 Healthcare: Diversified--0.3%
         400     Schering AG (1) ....................................................             261,441

                 Healthcare: Miscellaneous--0.4%
      11,000     Genzyme Corp. * ....................................................             302,500
       9,104     Plant Genetics Systems International NV * (2) ......................             140,931
                                                                                                  443,431

                 Hospital Management--2.0%
      25,000     Community Psychiatric Centers ......................................             350,000
         120     Rhoen Klinikum AG (1) ..............................................              71,176
         660     Rhoen Klinikum AG, Preference (1) ..................................             347,762
     300,000     Takare PLC (1) .....................................................           1,167,326
                                                                                                1,936,264

                 Household Products--0.5%
      90,000     Battery Technologies, Inc. * .......................................             526,828

                 Medical Products--0.6%
      41,200     Arjo AB * (1) ......................................................             603,029

                 Retail Stores: Food Chains--1.6%
     105,000     PT Fast Food Indonesia .............................................             475,320
       4,500     Spar Handels AG (1) ................................................           1,033,957
                                                                                                1,509,277

                 Energy--5.9%
                 Natural Gas: Processing--0.8%
       6,083     Voest-Alpine Eisenbahnsysteme AG (1) ...............................             790,778

                 Oil: Integrated International--0.7%
      11,605     YuKong Ltd. ........................................................             425,581
       8,000     YPF Sociedad Anonima,  Sponsored ADR * .............................             208,000
                                                                                                  633,581


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Global Securities Fund


                                                                                                Market
Shares           Common Stocks (Continued)                                                   Value-Note 1
                 Energy (Continued)
                 Oil and Gas Drilling--3.5%
      33,600     Ampolex Ltd. (1) ...................................................        $    126,570
     100,000     Compania Naviera Perez Co., Cl. A ..................................             623,446
       4,000     Elf Gabon (1) ......................................................             670,675
      15,000     Global Marine, Inc. * ..............................................              61,875
      75,000     Morgan Hydrocarbons, Inc. * ........................................             249,245
      30,000     Petroleum Geo-Services AS * (1) ....................................             977,283
      33,800     Ross Offshore AS (1) ...............................................             247,179
      69,400     Transocean Drilling AS (1) .........................................             415,245
                                                                                                3,371,518

                 Oil Well Services and Equipment--0.9%
      25,000     Coflexip SA, Sponsored ADR * (1) ...................................             406,250
      85,000     Th Loy Industries Berhad ...........................................             495,357
                                                                                                  901,607

                 Financial--13.8%
                 Financial Services: Miscellaneous--6.4%
      12,000     BIS SA (1) .........................................................             495,893
      19,070     Central Investment & Finance Corp. .................................             396,922
      10,000     Coryo Securities Corp. .............................................             218,051
       5,000     Credit Local de France (1) .........................................             414,769
      10,000     Hyundai Securities Co. .............................................             294,865
     240,000     Industrial Finance Corp. of Thailand ...............................             582,500
      10,000     Korea Investment and Securities ....................................             253,980
     230,000     Peregrine Investment Holdings Ltd. .................................             565,515
      10,000     Sangyoug Investment & Securities ...................................             281,236
      16,000     Servicios Financieros Quadrum SA, Sponsored ADR ....................             518,000
     130,000     Sturge Holdings PLC (1) ............................................             130,788
   1,000,000     Sun Hung Kai and Co. ...............................................             808,802
           8     Taipei Fund (2) ....................................................             668,000
      14,800     Taiwan Fund, Inc. ..................................................             579,050
                                                                                                6,208,371

                 Major Banks: Other--7.4%
      57,500     Banco de Galicia, Series B .........................................             579,033
       9,000     Banco de Santander SA (1) ..........................................             418,121
      34,326     Banco Frances del Rio de la Plata SA ...............................             453,446
       4,500     Banco LatinoAmericano de Exportaciones SA, Cl. E ...................             204,188
     100,000     Commonwealth Bank of Australia .....................................             648,189
      55,000     Den Norske Bank, Cl. A Free (1) ....................................             140,775
      80,000     Grupo Financiero Bancomer, Series C * ..............................             168,448
      24,000     Grupo Financiero Bancomer, Series L ................................              50,534
      40,000     Korea First Bank ...................................................             594,685
     370,000     PT Panin Bank (2) ..................................................             961,737
      17,080     Shin Han Bank Ltd. .................................................             287,788
     100,000     Skandinaviska Enskilda Banken Group (1) ............................             677,844
      17,130     Standard Chartered Bank PLC (1) ....................................             314,770
      57,500     Svenska Handelsbanken Inc., Cl. A (1) ..............................             779,521
      80,000     Turkiye Garanti Bankasi AS, Sponsored ADR * (2) ....................             560,000
       1,000     Verwalt & Privat-Bank AG-PC (1) ....................................             235,686
                                                                                                7,074,765

Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Global Securities Fund


                                                                                                Market
Shares           Common Stocks (Continued)                                                   Value-Note 1
                 Industrial--22.6%
                 Building Materials Group--.9%
      10,000     Internacional de Ceramica SA, Series B ADR * (2) ...................        $    321,958
      25,000     Internacional de Ceramica SA, Series B .............................             160,979
      90,000     Sungei Way Holdings ................................................             397,547
                                                                                                  880,484

                 Capital Goods--0.2%
      90,000     Ceramicas Carabobo CA,
                   Sponsored Series B ADR * .........................................             194,940

                 Commercial Services--0.6%
     100,000     PT Intraco Penta ...................................................             408,878
      10,000     Serco Group (1) ....................................................             189,080

                 Conglomerates--4.0%
     100,000     Brambles Industries Ltd. ...........................................             894,569
       1,258     Compagnie Generale des Eaux (1) ....................................             622,768
      30,000     Grupo Carso SA, ADS * ..............................................             656,250
     350,000     Hopewell Holdings Ltd. .............................................             457,458
      80,000     Hutchison Whampoa Ltd. .............................................             398,578
      20,000     Kinnevik Investments AB, Series B Free (1) .........................             436,700
       6,200     Nederlandse Participatie Maatschappij NV (1) .......................             176,205
       2,500     Sophus Berendsen AS, Series B ......................................             197,942
                                                                                                3,840,470

                 Containers: Metal and Glass--0.1%
     100,000     M C Packaging Corp. Ltd. ...........................................              52,410

                 Containers: Paper--0.4%
     164,000     PT Trias Sentosa ...................................................             421,409

                 Electrical Equipment--1.9%
       1,004     Brown, Boveri & Co. Ltd., Part. Cert. (1) ..........................             734,224
      80,000     Kabelmetal Indonesia PT * ..........................................             378,922
         945     LEM Holdings SA (1) ................................................             190,905
     150,000     PT Trafindo Perkasa ................................................             255,773
      50,000     Supreme Cable Manufacturing (1) ....................................             274,719
                                                                                                1,834,543

                 Engineering and Construction--5.5%
      10,000     BAU Holdings AF, Preference (1) ....................................             954,685
         298     BAU Holdings AG * (1) ..............................................              28,841
      15,000     Boskalis Westminster Koniniije (1) .................................             356,798
      14,000     Cubiertas Y Mzov SA Compania General (1) ...........................           1,048,102
       2,850     Deutsche Babcock AG (1) ............................................             413,583
       6,732     Grontmij NV (1) ....................................................             237,423
      30,000     Grupo Mexicano de Desarrollo SA, Sponsored
                   Series B ADR * ...................................................             720,000
      30,000     Grupo Mexicano de Desarrollo SA, Sponsored
                   Series L ADR * ...................................................             738,750
      18,000     IHC Caland NV (1) ..................................................             360,505
     284,512     Leighton Holdings Ltd. .............................................             438,354
                                                                                                5,297,041


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Global Securities Fund


                                                                                                Market
Shares           Common Stocks (Continued)                                                   Value-Note 1
                 Industrial (Continued)
                 Machinery: Diversified--4.5%
       1,106     Bobst Bearers AG (1) ...............................................        $  1,340,580
         900     Klein, Schanjlin & Becker AG, Preference (1) .......................             193,835
         150     Maschinenfabrik Berthold Hermle AG (1) .............................              17,103
     254,000     Powerscreen International PLC (1) ..................................           1,183,748
         125     Schweizerische Industrie GmbH (1) ..................................             237,369
          25     Schweizerische Industrie GmbH, Bearer (1) ..........................              47,474
     300,000     Tampella OY AG (1) .................................................           1,295,065
                                                                                                4,315,174

                 Manufacturing: Diversified Industrials--1.1%
      20,000     Aalberts Industries NV (1) .........................................             616,802
         650     Siemens AG (1) .....................................................             296,640
       6,000     Welna NV (1) .......................................................             138,394
                                                                                                1,051,836

                 Pollution Control--0.0%
     100,000     Environmental Technologies International, Inc. * ...................              26,435

                 Transportation: Miscellaneous--3.4%
      90,000     Eurotunnel SA (1) ..................................................             800,238
       9,802     Kvaerner Industrier AS, Series B Free (1) ..........................             475,708
     125,000     Lisnave-Estal Naval Lisboa .........................................             834,748
     150,000     Malaysian International Shipping Corp. .............................             556,789
     150,000     Singmarine Industries Ltd. .........................................             454,944
      10,000     Unitor Ships Service AS (1) ........................................             168,864
                                                                                                3,291,291

                 Technology--11.8%
                 Aerospace/Defense--1.0%
   2,400,000     China Aerospace International Holdings Ltd. ........................           1,001,618

                 Computer Software and Services--0.9%
       6,500     Sligos SA (1) ......................................................             607,673
      50,000     Virtuality Group PLC ...............................................             244,857
                                                                                                  852,530

                 Electronics: Semiconductors--1.5%
      19,000     Austia Mikro Systems AG * (1) ......................................             807,218
      11,500     Samsung Electronics Co. Ltd., Sponsored GDR * ......................             592,250
                                                                                                1,399,468

                 Telecommunications--8.4%
       2,600     Advanced Information Services Ltd. .................................             114,606
      16,000     Atlantic Tele-Network, Inc. ........................................             228,000
      11,000     Carlton Communications PLC, ADR (1) ................................             154,282
      32,185     Millicom, Inc. * ...................................................             756,348
     600,000     Netas Telekomunik ..................................................           1,077,000
       6,980     Shinawatra Computer Communications Co. Ltd. ........................             234,989
     400,000     SIP International * (1) ............................................             840,186
     115,000     Societa Finanziora Telefonica SPA (1) ..............................             295,762
     140,000     Technology Resources Industries  * .................................             732,734
      15,500     Telecomasia Corp. PLC, Sponsored GDR ...............................             817,625
      90,000     Telecommunication de Argentina, Cl. B ..............................             566,333
       4,500     Telefonica de Argentina SA, Cl. B ADR ..............................             327,375



Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Global Securities Fund


                                                                                                Market
Shares           Common Stocks (Continued)                                                   Value-Note 1
                 Technology (Continued)
                 Telecommunications (Continued)
     100,000     Telefonica de Espana SA, ADR (1) ...................................        $  1,304,880
       3,000     Telefonos de Mexico SA, Sponsored ADR ..............................             202,500
      15,000     United Communication Industries (2) ................................             135,934
      34,769     Vodafone Group, ADR (1) ............................................             305,558
                                                                                                8,094,112

                 Utilities--2.9%
                 Electric Cos.--2.9%
      20,000     Central Puerto SA, ADR * ...........................................             690,000
      40,000     Consolidated Electric Power Asia Ltd., Sponsored ADR * .............             720,000
      25,000     Enersis SA, ADR * ..................................................             587,500
      20,000     Korea Electric Power Co. * .........................................             542,650
       3,000     Verbund Oest Electriz (1) ..........................................             182,571
                                                                                                2,722,721

                 Total Common Stocks (Cost $68,312,122) .............................          83,802,197


Total Investments, at Value (Cost $83,996,414) ........................        103.8%         100,047,478
Liabilities in Excess of Other Assets .................................         (3.8)          (3,622,967)

Net Assets ............................................................        100.0%        $ 96,424,511



*  Non-income producing security.
1. Securities with an aggregate market value of $37,803,067 are segregated to collateralize outstanding forward foreign currency exchange contracts.  See Note 5 of Notes to Financial Statements.
2. The Fund owns securites purchased in private placement transactions, without registration under the Securities Act of 1933 (the Act).  The securities are valued under methods approved by the
   Board of Trustees as reflecting fair value.  The Fund intends to invest no more that 10% of its net assets (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the Board of Trustees or by the Manager under Board-approved guidelines.  Restricted and illiquid securities amount to $808,931, or .8% of the Fund's net assets, at December 31, 1993.

                                                                                                 Valuation
                                                                   Acquisition        Cost     Per Unit as of
 Security                                                              Date         Per Unit  December 31, 1993
 Internacional de Ceramica SA, Series B ADR(3) ................   2/10/93-2/11/93  $    25.40    $    32.20
 Jindal Strips Ltd., 4.25%  Cv. Debs., 3/31/99(3) .............           11/9/93  $   100.00    $   129.75
 National Petrochemical Co.(3) ................................          11/30/93  $     1.30    $     1.29
 Plant Genetics Systems International NV ......................           5/27/92  $    11.18    $    15.48
 PT Panin Bank(3) .............................................           7/28/93  $      .86    $     2.60
 Scici Ltd., 3.50% Cv. Bonds, 4/1/04(3) .......................          10/19/93  $   100.00    $   133.13
 Sears Roebuck de Mexico SA, ADR(3) ...........................           3/16/92  $    15.50    $    38.50
 Taipei Fund ..................................................          12/29/93  $80,000.00    $83,500.00
 Turkiye Garanti Bankasi AS, Sponsored ADR(3) .................          10/29/93  $     7.19    $     7.00
 United Communication Industries(3) ...........................           12/3/93  $     9.06    $     9.06

3. Transferable under Rule 144A of the Act.

See accompanying Notes to Financial Statements.

Statement of Investments December 31, 1993
Oppenheimer Variable Account Funds-Strategic Bond Fund



      Face                                                                                   Market
     Amount      Government Obligations --47.7%                                           Value-Note 1
$    300,000     Argentina (Republic of)
                   Bonds, Bonos del Tesoro,
                   Series II, 3.50%, 9/1/97 (3)...........................................$   247,507
     300,000 (1) Bariven SA
                   Bonds, 10.75%, 7/8/97 (6)...............................................   182,695
     240,000     BEMGE Bonds,
                    10%, 1/15/96 ..........................................................   240,900
     250,000 (1) Hydro-Ontario Global Bonds,
                    9%, 6/24/02  (6).......................................................   212,165
 250,000,000 (1) Italy (Republic of) Treasury Bonds,
                   11%, 6/1/03 (6).........................................................   166,253
     100,000 (1) New South Wales Treasury Corp.
                   Bonds, 9.25%, 2/18/03 ..................................................    76,929
  30,000,000 (1) Spain (Kingdom of) Bonds,
                   9%, 2/28/97 (6).........................................................   215,124
     100,000 (1) Treasury Corp. of Victoria Gtd. Sr. Bonds,
                   9.25%, 9/18/03 .........................................................    75,549
     500,000     U.S. Treasury Bonds,
                   7.125%, 2/15/23 ........................................................   541,245
                 U.S. Treasury Nts:
     100,000       3.875%, 4/30/95 ........................................................    99,968
   2,350,000       4.25%, 5/15/96 ......................................................... 2,343,373
     120,000       5.125%, 4/30/98 ........................................................   120,337
     250,000     Venezuela (Republic of) Front-Loaded Interest
                   Reduction Bonds, Series B, 6%,
                   3/31/07 (5).............................................................   191,250

                 Total Government Obligations
                   (Cost $4,730,529)....................................................... 4,713,295

                 Corporate Bonds and Notes
                   --46.1%
                 Banks/Saving and Loans --1.1%
     100,000     Bancomext Trust Division,
                    8% Nts., 8/5/03 .......................................................   103,000

                 Broadcast Media/Cable TV
                   --10.3%
     150,000     Cablevision Systems Corp.,
                   9.875% Sr. Sub. Debs.,
                   2/15/13 ................................................................   175,125
     350,000     Continental Cablevision,
                   Inc., 9.50% Sr. Debs.,
                   8/1/13 .................................................................   392,000
     200,000     International CabelTel,
                   Inc., 0%/10.875% Sr. Def. Cpn.
                   Nts., 10/15/03 (2)......................................................   128,000
     150,000     Lamar Advertising Co., 11%
                   Sr. Sec. Nts., 5/15/03 .................................................   159,375


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Strategic Bond Fund

      Face                                                                                   Market
   Amount        Corporate Bonds and Notes (Continued)                                    Value-Note 1
                 Broadcast Media/Cable TV (Continued)
$    150,000     Panamsat LP/Panamsat
                   Capital Corp., 9.75% Sr.
                   Sec. Nts., 8/1/00 .....................................................$   159,375
                                                                                            1,013,875

                 Building Materials--2.5%
     250,000     PT Inti Indorayon Utama,
                   9.125% Sr. Nts., 10/15/00  .............................................   250,937

                 Chemicals/Plastics --3.0%
     130,000     Atlantis Group, Inc., 11%
                   Sr. Nts., 2/15/03 ......................................................   137,150
     150,000     Harris Chemical North
                   America, Inc., 10.75% Sr. Gtd.
                   Sub. Nts., 10/15/03 ....................................................   158,625
                                                                                              295,775

                 Consumer Goods:
                   Manufacturing --7.0%
     200,000     Amstar Corp., 11.375% Sr.
                   Sub. Nts., 2/15/97 .....................................................   205,000
     150,000     Harman International
                   Industries, Inc., 12% Sr.
                   Sub. Nts., 8/1/02 ......................................................   168,000
     175,000     MacAndrews & Forbes
                   Holdings, Inc., 13% Sub.
                   Debs., 3/1/99 ..........................................................   176,094
     150,000     Revlon Consumer Products
                   Corp., 9.375% Sr. Nts.,
                   Series B, 4/1/01 .......................................................   147,375
                                                                                              696,469

                 Financial/Insurance --6.8%
     200,000     Card Establishment
                   Services, Inc., 10% Sr.
                   Sub. Nts., 10/1/03 (7) .................................................   209,000
     200,000     Reliance Group Holdings,
                   Inc., 9.75% Sr. Sub. Debs.,
                   11/15/03 ...............................................................   206,500
     250,000     Tribasa Toll Road Trust,
                   10.50% Nts., Series 1993-A, 12/1/11 (7).................................   257,813
                                                                                              673,313

                 Gaming/Hotels--1.5%
     150,000     Station Casinos, Inc.,
                   9.625% Sr. Sub. Nts.,
                   6/1/03 .................................................................   152,250



Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Strategic Bond Fund

    Face                                                                                     Market
   Amount        Corporate Bonds and Notes (Continued)                                    Value-Note 1
                 Healthcare/Medical Products--1.5%
$    150,000     Alco Health Distribution
                   Corp., 11.25% Sr. Debs.,
                   7/15/05 (4) ...........................................................$   150,422

                 Home Building/Development--1.6%
     150,000     NVR, Inc., 11% Gtd. Sr.
                   Nts., 4/15/03 ..........................................................   158,625

                 Office Equipment --1.4%
     150,000     Mosler, Inc., 11% Sr. Nts.,
                   Series A, 4/15/03 ......................................................   135,750

                 Oil and Gas : Exploration
                   and Production --1.5%
     150,000     Maxus Energy Corp., 9.875%
                   Nts., 10/15/02 .........................................................   150,375

                 Publishing --1.1%
     200,000     Bell & Howell Co., 0%/11.50% Sr.
                   Disc. Debs., Series B,
                   3/1/05 (2) .............................................................   111,000

                 Retail : Food and Drug--1.6%
     150,000     Farm Fresh, Inc., 12.25%
                   Sr. Nts., 10/1/00 ......................................................   159,375

                 Retail : Specialty --1.6%
     150,000     Finlay Fine Jewelry Corp.,
                   10.625% Sr. Nts., 5/1/03 ...............................................   155,250


                 Transportation--1.0%
     100,000     Transportacion Maritima
                   Mexicana SA, 8.50% Nts.,
                   10/15/00 ...............................................................   102,875

                 Utilities --2.6%
     250,000     Subic Power Corp., 9.50%
                   Debs., 12/28/08 (7).....................................................   255,000

                 Total Corporate Bonds and
                   Notes (Cost $4,476,279) ................................................ 4,564,291

 Total Investments, at Value (Cost $9,206,808)..............................   93.8%        9,277,586
 Other Assets Net of Liabilities ...........................................    6.2           608,932

 Net Assets ................................................................  100.0%      $ 9,886,518


Statement of Investments (Continued)
Oppenheimer Variable Account Funds-Strategic Bond Fund




 1. Face amount is reported in foreign currency.
 2. Represents a zero cupon bond that converts to a fixed rate of interest at a designated future date.
 3. Represents the current interest rate for a variable rate security.
 4. Interest or dividend is paid in kind.
 5. Represents the current interest rate for a variable rate security.
 6. Securities with an aggregate market value of $776,237 are segregated to collateralize outstanding forward foreign currency exchange contracts.  See note 5 of Notes to Financial
    Statements.
 7. The Fund owns securities purchased in private placement transactions, without registration under the Securities Act of 1933 (the Act).  The securities are valued under methods approved by the Board of Trustees as reflecting fair value.  The Fund intends to invest no more than 10%
    of its net assets (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the Board of Trustees or by the Manager under Board-approved guidelines.

                                                                                          Valuation Per
                                                                    Acquisition    Cost     Unit as of
 Security                                                               Date     Per Unit    12/31/93

 Card Establishment Services, Inc., 10% Sr. Sub. Nts., 10/1/03 (8)     10/6/93   $102.00     $104.50
 Subic Power Corp., 9.50% Debs., 12/28/08 (8)                         12/20/93    $99.93     $102.00
 Tribasa Toll Road Trust 1, 10.50% Nts., Series 1993-A, 12/1/11 (8)    11/8/93   $100.00     $103.13

 8. Transferable under Rule 144A of the Act.


See accompanying Notes to Financial Statements


Statements of Assets and Liabilities December 31, 1993
Oppenheimer Variable Account Funds

                                                               Oppenheimer               Oppenheimer   Oppenheimer  Oppenheimer
                       Oppenheimer   Oppenheimer  Oppenheimer      Capital  Oppenheimer     Multiple        Global    Strategic
                             Money   High Income         Bond Appreciation       Growth   Strategies    Securities         Bond
                              Fund          Fund         Fund         Fund         Fund         Fund          Fund         Fund
ASSETS:
Investments, at value
  (cost*)-see
  accompanying
  statements           $61,069,285   $93,784,521 $109,574,804 $141,080,412  $56,163,478 $249,033,573  $100,047,478   $9,277,586
Unrealized
  appreciation on
  forward foreign
  currency exchange
  contracts-Note 5               -        21,075        9,773            -            -            -       121,554       13,803
Cash                        24,247             -      217,997      135,607       62,630      237,293     2,847,588      193,222
Receivables:
 Dividends and
  interest                 159,311     1,526,923    1,743,940       86,279       51,306    1,937,521        89,294      179,525
 Shares of beneficial
  interest sold             56,131        79,874      354,834    2,096,404      499,157      500,839     1,193,039      226,388
 Investments sold           50,893       369,789            -      972,382            -      805,320       489,055           -
Other                        6,099         6,041        2,912        8,155        6,359       14,748         6,850        5,503
  Total assets          61,365,966    95,788,223  111,904,260  144,379,239   56,782,930  252,529,294   104,794,858    9,896,027
LIABILITIES:
Bank overdraft                   -       642,665            -            -            -            -             -           -
Options written, at
  value (premiums
  received $654,848)
  - see accompanying
  statements-Note 4              -             -            -            -            -      588,881             -           -
Payables and other
  liabilities:
 Dividends                  77,910             -            -            -            -            -             -           -
 Investments purchased           -       645,000            -    6,225,965       58,750    1,601,677     7,647,135           -
 Shares of beneficial
  interest redeemed         47,596     1,447,251       33,445    1,246,838          363          813       718,335           -
 Other                      18,841        41,974       24,694       21,333       22,769       47,875         4,877        9,509
  Total liabilities        144,347     2,776,890       58,139    7,494,136       81,882    2,239,246     8,370,347        9,509
NET ASSETS             $61,221,619   $93,011,333 $111,846,121 $136,885,103  $56,701,048 $250,290,048  $ 96,424,511   $9,886,518
COMPOSITION OF NET
  ASSETS:

Paid-in capital        $61,220,647   $86,718,526 $107,660,538 $ 93,658,242  $47,524,055 $217,836,036  $ 77,586,765   $9,771,635
Undistributed
  (distributions in
  excess of) net
  investment income              -      (525,482)      61,656      234,158      524,266      598,176       339,434        6,384
Accumulated net
  realized gain
  (loss) from
  investment, written
  option and foreign
  currency
  transactions                 972     1,876,672     (208,860)  17,043,751     (483,393)   1,483,386     2,325,694       23,918
Net unrealized
  appreciation on
  investments and
  options written-
  Note 3                         -     5,023,676    4,415,577   25,948,952    9,136,120   30,372,450    16,172,618       75,918
Net unrealized
  appreciation
  (depreciation) on
  translation of
  assets and
  liabilities
  denominated in
  foreign currencies             -       (82,059)     (82,790)           -            -            -             -        8,663
NET ASSETS             $61,221,619   $93,011,333 $111,846,121 $136,885,103  $56,701,048 $250,290,048  $ 96,424,511   $9,886,518
SHARES OF BENEFICIAL
  INTEREST
  OUTSTANDING           61,220,647     8,442,958    9,601,796    4,325,853    3,202,704   18,025,972     5,917,113    1,929,958
NET ASSET VALUE,
  REDEMPTION PRICE
  AND OFFERING PRICE
  PER SHARE            $      1.00   $     11.02 $      11.65 $      31.64  $     17.70 $      13.88  $      16.30   $     5.12
*Cost                  $61,069,285   $88,863,979 $105,251,790 $115,131,460  $47,027,358 $218,727,090  $ 83,996,414   $9,206,808

See accompanying Notes to Financial Statements.
Statements of Operations For the Year Ended December 31, 1993
Oppenheimer Variable Account Funds


                                                                 Oppenheimer              Oppenheimer  Oppenheimer  Oppenheimer
                         Oppenheimer  Oppenheimer  Oppenheimer       Capital Oppenheimer     Multiple       Global    Strategic
                               Money  High Income         Bond  Appreciation      Growth   Strategies   Securities         Bond
                                Fund         Fund         Fund          Fund        Fund         Fund         Fund         Fund
INVESTMENT INCOME:
Interest                  $2,043,327  $ 6,932,131   $6,683,478   $   478,491  $  196,602  $  8,165,314 $    91,732     $188,838
Dividends                          -      554,337           99       204,562     555,809    1,655,585      429,261           -
  Total income             2,043,327    7,486,468    6,683,577       683,053     752,411    9,820,899      520,993      188,838
EXPENSES:
Management fees-Note 6       212,358      382,629      361,258       407,611     193,110      831,139      227,226       18,509
Legal and auditing fees       16,544       13,808       11,714        10,939      11,756       18,510        5,937        3,201
Custodian fees and
  expenses                    13,412       41,798       10,374        19,120      17,239       61,089       31,983        1,391
Trustees' fees and
  expenses                     2,032        1,699        1,606         2,557       1,642        7,291        2,342          189
Registration and filing
  fees                             -       11,796       14,102        17,383       5,310       24,121       20,481        3,280
Other                          3,309        2,317        2,605         3,600       1,441        7,469        4,562          797
  Total expenses             247,655      454,047      401,659       461,210     230,498      949,619      292,531       27,367
NET INVESTMENT INCOME      1,795,672    7,032,421    6,281,918       221,843     521,913    8,871,280      228,462      161,471
  REALIZED AND UNREALIZED
  GAIN (LOSS) ON
  INVESTMENTS AND
  OPTIONS WRITTEN:
Net realized gain
  (loss) on investments
  and options written
  (including premiums
  on options exercised)          972    2,997,007      595,806    17,171,028    (416,658)   2,955,823    2,546,181        9,787
Net realized gain on
  closing and
  expiration of option
  contracts written-
  Note 4                           -            -            -             -           -      219,623            -        7,110
Net realized gain
  (loss)                         972    2,997,007      595,806    17,171,028    (416,658)   3,175,446    2,546,181       16,897
Net change in
  unrealized
  appreciation
  (depreciation) on
  investments and
  options written:
  Beginning of year                -       93,026    1,393,576    17,936,209   5,758,542   12,654,079     (781,639)          -
  End of year-Note 3               -    5,023,676    4,415,577    25,948,952   9,136,120   30,372,450   16,172,618       75,918
   Net change                      -    4,930,650    3,022,001     8,012,743   3,377,578   17,718,371   16,954,257       75,918
NET REALIZED AND
  UNREALIZED GAIN ON
  INVESTMENTS AND
  OPTIONS WRITTEN                972    7,927,657    3,617,807    25,183,771   2,960,920   20,893,817   19,500,438       92,815
NET INCREASE IN NET
  ASSETS RESULTING FROM
  OPERATIONS BEFORE
  FOREIGN EXCHANGE GAIN
  (LOSS)                   1,796,644   14,960,078    9,899,725    25,405,614   3,482,833   29,765,097   19,728,900      254,286
REALIZED AND UNREALIZED
  FOREIGN EXCHANGE GAIN
  (LOSS):
Net realized gain
  (loss) on foreign
  currency
  transactions                     -     (126,242)    (164,183)            -           -            -            -        7,021
Net change in
  unrealized
  appreciation
  (depreciation) on
  translation of assets
  and liabilities
  denominated in
  foreign currencies:
  Beginning of year                -      (88,389)    (240,141)            -           -            -            -           -
  End of year                      -      (82,059)     (82,790)            -           -            -            -        8,663
   Net change                      -        6,330      157,351             -           -            -            -        8,663
NET REALIZED AND
  UNREALIZED FOREIGN
  EXCHANGE GAIN (LOSS)             -     (119,912)      (6,832)            -           -            -            -       15,684
NET INCREASE IN NET
  ASSETS RESULTING FROM
  OPERATIONS              $1,796,644  $14,840,166   $9,892,893   $25,405,614  $3,482,833  $29,765,097  $19,728,900     $269,970

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets
Oppenheimer Variable Account Funds

                               Oppenheimer               Oppenheimer               Oppenheimer               Oppenheimer
                                  Money                  High Income                  Bond              Capital Appreciation
                                   Fund                     Fund                      Fund                      Fund
                           1993 (1)    1992 (1)     1993 (1)     1992 (1)     1993 (1)     1992 (1)     1993 (1)     1992 (1)
OPERATIONS:
Net investment income    $ 1,795,672  $ 2,307,212 $ 7,032,421  $ 4,453,990  $  6,281,918 $ 3,568,280  $    221,843  $   168,695
Net realized gain
  (loss) on investments
  and options written            972       72,940   2,997,007    2,174,668       595,806    (110,978)   17,171,028    3,471,235
Net realized gain
  (loss) on foreign
  currency transactions            -            -    (126,242)    (165,639)     (164,183)   (437,791)            -           -
Net change in
  unrealized
  appreciation or
  depreciation on
  investments and
  options written                  -            -   4,930,650     (823,806)    3,022,001     (99,126)    8,012,743    7,083,362
Net change in
  unrealized
  appreciation or
  depreciation on
  translation of assets
  and liabilities
  denominated in
  foreign currencies               -            -       6,330      (40,785)      157,351     (82,013)            -           -
Net increase in net
  assets resulting from
  operations               1,796,644    2,380,152  14,840,166    5,598,428     9,892,893   2,838,372    25,405,614   10,723,292
NET CHANGE IN
  EQUALIZATION                     -            -   1,194,413      590,409       747,196     458,394             -           -
DIVIDENDS AND
  DISTRIBUTIONS TO
  SHAREHOLDERS:
Dividends from net
  investment income       (1,795,672)  (2,307,212) (7,933,113)  (4,895,490)   (6,021,196) (3,674,661)     (173,608)    (274,327)
Distributions from net
  realized gain on
  investments and
  options written                  -      (79,555)          -            -             -           -    (3,478,465)  (1,117,628)
BENEFICIAL INTEREST
  TRANSACTIONS:
Net increase (decrease)
  in net assets
  resulting from
  beneficial interest
  transactions-Note 2      2,954,149     (436,361) 44,092,559   12,216,279    43,872,915  30,970,048    31,796,464   24,632,437
NET ASSETS:
Total increase
  (decrease)               2,955,121     (442,976) 52,194,025   13,509,626    48,491,808  30,592,153    53,550,005   33,963,774
Beginning of year         58,266,498   58,709,474  40,817,308   27,307,682    63,354,313  32,762,160    83,335,098   49,371,324
End of year              $61,221,619  $58,266,498 $93,011,333 $ 40,817,308  $111,846,121 $63,354,313  $136,885,103  $83,335,098

1. For the year ended December 31.

See accompanying Notes to Financial Statements.

Oppenheimer Variable Account Funds

                                 Oppenheimer                   Oppenheimer                  Oppenheimer           Oppenheimer
                                    Growth                 Multiple Strategies           Global Securities       Strategic Bond
                                     Fund                         Fund                         Fund                   Fund
                            1993 (1)      1992 (1)      1993 (1)        1992 (1)      1993 (1)      1992 (1)        1993 (1)
OPERATIONS:
Net investment income     $   521,913   $   350,171   $   8,871,280   $  6,430,572   $   228,462   $   116,252       $  161,471
Net realized gain
  (loss) on investments
  and options written        (416,658)    1,452,406      3,175,446       1,920,255     2,546,181      (213,298)          16,897
Net realized gain on
  foreign currency
  transactions                      -             -              -               -             -             -            7,021
Net change in
  unrealized
  appreciation or
  depreciation on
  investments and
  options written           3,377,578     2,410,316     17,718,371       3,761,960    16,954,257      (990,204)          75,918
Net change in
  unrealized
  appreciation or
  depreciation on
  translation of assets
  and liabilities
  denominated in
  foreign currencies                -             -              -               -             -             -            8,663
Net increase (decrease)
  in net assets
  resulting from
  operations                3,482,833     4,212,893     29,765,097      12,112,787    19,728,900    (1,087,250)         269,970
DIVIDENDS AND
  DISTRIBUTIONS TO
  SHAREHOLDERS:
Dividends from net
  investment income          (339,216)     (532,602)    (8,601,104)     (6,262,811)            -       (35,139)        (155,087)
Distributions from net
  realized gain on
  investments and options
  written                    (768,083)            -              -               -             -       (35,139)              -
BENEFICIAL INTEREST
  TRANSACTIONS:
Net increase in net
  assets resulting
  from beneficial interest
  transactions             17,831,569    10,781,610     69,662,484      28,980,030    63,158,438     7,355,765        9,771,635
NET ASSETS:
Total increase             20,207,103    14,461,901     90,826,477      34,830,006    82,887,338     6,198,237        9,886,518
Beginning of year          36,493,945    22,032,044    159,463,571     124,633,565    13,537,173     7,338,936               -
End of year              $ 56,701,048  $ 36,493,945   $250,290,048    $159,463,571   $96,424,511   $13,537,173       $9,886,518

1. For the year ended December 31.

2. For the period from May 3, 1993 (commencement of operations) to December 31, 1993.

See accompanying Notes to Financial Statements.

Financial Highlights
Oppenheimer Variable Account Funds

                                                                      Oppenheimer
                                                                         Money
                                                                         Fund
                              1993(2)   1992(2)    1991(2)   1990(2)    1989(2)   1988(2)   1987(2)    1986(2)   1985(1)
PER SHARE OPERATING DATA:
Net asset value, beginning
  of period                   $  1.00   $  1.00    $  1.00   $  1.00    $  1.00   $  1.00   $  1.00    $  1.00    $ 1.00
Income from investment
  operations-net
  investment income and
  net realized gain on
  investments                     .03       .04        .06       .08        .09       .07       .06        .06       .05
Dividends and
  distributions to
  shareholders                   (.03)     (.04)      (.06)     (.08)      (.09)     (.07)     (.06)      (.06)     (.05)
Net asset value, end of
  period                      $  1.00   $  1.00    $  1.00   $  1.00    $  1.00   $  1.00   $  1.00    $  1.00    $ 1.00
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (in thousands)              $61,221   $58,266    $58,709   $89,143    $68,440   $69,468   $42,538    $28,218    $2,506
Average net assets (in
  thousands)                  $57,654   $61,317    $75,747   $82,966    $67,586   $60,241   $35,138    $12,914    $2,080
Number of shares
  outstanding at end of
  period (in thousands)        61,221    58,266     58,703    89,141     68,439    69,468    42,538     28,218     2,506
Ratios to average net
  assets:
  Net investment income          3.12%     3.76%      5.97%     7.80%      8.82%     7.31%     6.33%      5.68%     7.25%(3)
  Expenses                        .43%      .50%       .49%      .51%       .53%      .55%      .59%       .75%      .75%(3)

1. For the period from April 3, 1985 (commencement of operations) to December 31, 1985.

2. For the year ended December 31.

3. Annualized.

See accompanying Notes to Financial Statements.

Oppenheimer Variable Account Funds

                                                                       Oppenheimer
                                                                       High Income
                                                                          Fund
                               1993(2)     1992(2)     1991(2)     1990(2)     1989(2)     1988(2)    1987(2)     1986(1)
PER SHARE OPERATING DATA:
Net asset value, beginning
  of period                   $   9.74    $   9.40    $   7.90    $   8.59    $   9.30    $   9.14    $ 10.04     $ 10.00
Income from investment
  operations:
Net investment income              .82        1.19        1.28        1.21        1.09        1.12       1.30         .72
Net realized and
  unrealized gain (loss)
  on investments and
  foreign currency
  transactions                    1.65         .43        1.30        (.82)       (.65)        .23       (.51)       (.24)
Total income from
  investment operations           2.47        1.62        2.58         .39         .44        1.35        .79         .48
Dividends and
  distributions to
  shareholders:
Dividends from net
  investment income              (1.19)      (1.28)      (1.08)      (1.08)      (1.08)      (1.07)     (1.55)       (.44)
Distributions from net
  realized gain on
  investments                        -           -           -           -        (.07)       (.12)      (.14)          -
Total dividends and
  distributions to
  shareholders                   (1.19)      (1.28)      (1.08)      (1.08)      (1.15)      (1.19)     (1.69)       (.44)
Net asset value, end of
  period                       $ 11.02    $   9.74    $   9.40    $   7.90    $   8.59     $  9.30   $   9.14     $ 10.04
TOTAL RETURN, AT NET ASSET
  VALUE(3)                       26.34%      17.92%      33.91%       4.65%       4.84%      15.58%      8.07%       4.73%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (in thousands)               $93,011     $40,817     $27,308     $19,172     $23,698     $25,551    $21,768     $14,833
Average net assets (in
  thousands)                   $67,000     $36,861     $23,663     $21,493     $26,040     $24,530    $20,637     $ 8,036
Number of shares
  outstanding at end of
  period (in thousands)          8,443       4,189       2,905       2,427       2,760       2,746      2,382       1,478
Ratios to average net
  assets:
Net investment income            10.50%      12.08%      14.26%      14.32%      11.52%      11.94%     13.13%      11.18%(4)
Expenses                           .68%        .73%        .75%        .75%        .75%        .75%       .75%        .75%(4)
Portfolio turnover rate(5)       135.7%      144.2%      108.0%       95.1%       78.7%       57.9%      42.1%       18.3%

1. For the period from April 30, 1986 (commencement of operations) to December 31, 1986.

2. For the year ended December 31.

3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additionalshares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.

4. Annualized.

5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the periodSecurities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation.

See accompanying Notes to Financial Statements.

Oppenheimer Variable Account Funds

                                                                 Oppenheimer
                                                                    Bond
                                                                    Fund
                               1993(2)   1992(2)    1991(2)   1990(2)    1989(2)   1988(2)   1987(2)    1986(2)   1985(1)
PER SHARE OPERATING DATA:
Net asset value, beginning
  of period                   $  10.99   $ 11.15    $ 10.33   $ 10.49    $ 10.15   $ 10.19   $ 11.15     $11.27    $10.00
Income from investment
  operations:
Net investment income              .65       .87        .95       .97        .98       .94       .97        .97       .86
Net realized and
  unrealized gain (loss)
  on investments and
  foreign currency
  transactions                     .76      (.17)       .80      (.18)       .32      (.05)     (.71)       .09       .99
Total income from
  investment operations           1.41       .70       1.75       .79       1.30       .89       .26       1.06      1.85
Dividends and
  distributions to
  shareholders:
Dividends from net
  investment income               (.75)     (.86)      (.93)     (.95)      (.96)     (.93)    (1.17)     (1.03)     (.58)
Distributions from net
  realized gain on
  investments                        -         -          -         -          -         -      (.05)      (.15)        -
Total dividends and
  distributions to
  shareholders                    (.75)     (.86)      (.93)     (.95)      (.96)     (.93)    (1.22)     (1.18)     (.58)
Net asset value, end of
  period                      $  11.65   $ 10.99    $ 11.15   $ 10.33    $ 10.49   $ 10.15   $ 10.19     $11.15    $11.27
TOTAL RETURN, AT NET ASSET
  VALUE(3)                       13.04%     6.50%     17.63%     7.92%     13.32%     8.97%     2.53%     10.12%    18.82%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (in thousands)              $111,846   $63,354    $32,762   $16,576    $13,422   $ 9,989   $10,415     $7,377    $2,725
Average net assets (in
  thousands)                  $ 87,215   $45,687    $22,169   $15,088    $11,167   $11,028   $ 8,748     $4,647    $1,614
Number of shares
  outstanding at end
  ofperiod (in thousands)        9,602     5,766      2,939     1,604      1,280       984     1,022        662       242
Ratios to average net
  assets:
  Net investment income           7.20%     7.81%      8.73%     9.30%      9.34%     9.08%     9.17%      8.71%    10.52%(4)
  Expenses                         .46%      .56%       .64%      .61%       .64%      .70%      .75%       .75%      .75%(4)
Portfolio turnover rate(5)        36.3%     41.3%       7.6%      7.4%       5.4%     36.3%      5.9%      27.7%    101.3%

1. For the period from April 3, 1985 (commencement of operations) to December 31, 1985.

2. For the year ended December 31.

3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additionalshares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.

4. Annualized.

5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation.

See accompanying Notes to Financial Statements.

Oppenheimer Variable Account Funds

                                                                 Oppenheimer
                                                            Capital Appreciation
                                                                    Fund
                               1993(2)   1992(3)    1991(3)   1990(3)    1989(3)   1988(3)   1987(3)    1986(2)   1986(1)
PER SHARE OPERATING DATA:
Net asset value, beginning
  of period                   $  26.04   $ 23.24    $ 15.24   $ 20.40    $ 16.31   $ 14.39    $13.12     $16.21    $13.71
Income (loss) from
  investment operations:
Net investment income              .05       .06        .08       .32        .50       .33       .21        .12       .09
Net realized and
  unrealized gain (loss)
  on investments                  6.71      3.43       8.18     (3.54)      3.93      1.60      1.67      (1.24)     3.40
Total income (loss) from
  investment operations           6.76      3.49       8.26     (3.22)      4.43      1.93      1.88      (1.12)     3.49
Dividends and
  distributions to
  shareholders:
Dividends from net
  investment income               (.06)     (.14)      (.26)     (.53)      (.34)        -      (.34)      (.21)     (.20)
Distributions from net
  realized gain on
  investments                    (1.10)     (.55)         -     (1.41)         -      (.01)     (.27)     (1.76)     (.79)
Total dividends and
  distributions to
  shareholders                   (1.16)     (.69)      (.26)    (1.94)      (.34)     (.01)     (.61)     (1.97)     (.99)
Net asset value, end of
  period                      $  31.64   $ 26.04    $ 23.24   $ 15.24    $ 20.40   $ 16.31    $14.39     $13.12    $16.21
TOTAL RETURN, AT NET ASSET
  VALUE(4)                       27.32%    15.42%     54.72%   (16.82)%    27.57%    13.41%    14.34%     (1.65)%     N/A
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (in thousands)              $136,885   $83,335    $49,371   $23,295    $27,523   $13,667    $9,692     $4,549    $3,852
Average net assets (in
  thousands)                  $ 98,228   $56,371    $34,887   $24,774    $21,307   $13,239    $8,598     $3,099    $2,292
Number of shares
  outstanding at end of
  period (in thousands)          4,326     3,201      2,125     1,528      1,349       838       674        347       238
Ratios to average net
  assets:
Net investment income              .23%      .30%       .81%     1.93%      3.27%     2.13%     1.68%      2.36%(5)  2.27%
Expenses                           .47%      .54%       .63%      .71%       .68%      .73%      .75%      1.01%(5)  2.17%
Portfolio turnover rate(6)       122.8%     78.9%     122.3%    222.0%     130.5%    128.7%    138.7%     100.1%    464.8%

1. For the year ended June 30, 1986Operating results were achieved by Centennial Capital Appreciation Fund, a separate investment company acquired by OCAP on August14, 1986.

2. For the six months ended December 31, 1986Operating results prior to August 15, 1986 were achieved by Centennial Capital Appreciation Fund, a separate investmentcompany acquired by OCAP on August 14, 1986.

3. For the year ended December 31.

4. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additionalshares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.

5. Annualized.

6. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation.

See accompanying Notes to Financial Statements.

Oppenheimer Variable Account Funds

                                                                 Oppenheimer
                                                                   Growth
                                                                    Fund
                              1993(2)    1992(2)   1991(2)    1990(2)   1989(2)    1988(2)   1987(2)    1986(2)   1985(1)
PER SHARE OPERATING DATA:
Net asset value, beginning
  of period                   $ 16.96    $ 15.17   $ 12.54    $ 16.38   $ 13.64    $ 11.21   $ 12.53     $10.95    $10.00
Income (loss) from
  investment operations:
Net investment income             .46        .16       .30        .56       .66        .29       .20        .13       .16
Net realized and
  unrealized gain (loss)
  on investments                  .74       1.99      2.82      (1.79)     2.50       2.19       .24       1.76       .79
Total income (loss) from
  investment operations          1.20       2.15      3.12      (1.23)     3.16       2.48       .44       1.89       .95
Dividends and
  distributions to
  shareholders:
Dividends from net
  investment income              (.14)      (.36)     (.49)      (.62)     (.35)         -      (.34)      (.15)        -
Distributions from net
  realized gain on
  investments                    (.32)         -         -      (1.99)     (.07)      (.05)    (1.42)      (.16)        -
Total dividends and
  distributions to
  shareholders                   (.46)      (.36)     (.49)     (2.61)     (.42)      (.05)    (1.76)      (.31)        -
Net asset value, end of
  period                      $ 17.70    $ 16.96   $ 15.17    $ 12.54   $ 16.38    $ 13.64   $ 11.21     $12.53    $10.95
TOTAL RETURN, AT NET ASSET
  VALUE(3)                       7.25%     14.53%    25.54%     (8.21)%   23.59%     22.09%     3.32%     17.76%     9.50%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (in thousands)              $56,701    $36,494   $22,032    $15,895   $19,301    $17,746   $14,692     $8,287    $  820
Average net assets (in
  thousands)                  $46,389    $25,750   $18,810    $17,235   $18,596    $15,585   $15,121     $3,744    $  388
Number of shares
  outstanding at end of
  period (in thousands)         3,203      2,152     1,453      1,267     1,179      1,301     1,311        661        75
Ratios to average net
  assets:
Net investment income            1.13%      1.36%     2.82%      4.09%     3.72%      2.39%     1.56%      2.62%     4.25%(4)
Expenses                          .50%       .61%      .70%       .71%      .70%       .70%      .75%       .75%      .75%(4)
Portfolio turnover rate(5)       12.6%      48.7%    133.9%     267.9%    148.0%     132.5%    191.0%     100.9%    132.9%

1. For the period from April 3, 1985 (commencement of operations) to December 31, 1985.

2. For the year ended December 31.

3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additionalshares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period

4. Annualized.

5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation.

See accompanying Notes to Financial Statements.

Oppenheimer Variable Account Funds

                                                                       Oppenheimer
                                                                   Multiple Strategies
                                                                           Fund
                                 1993(2)       1992(2)       1991(2)      1990(2)       1989(2)      1988(2)      1987(1)
PER SHARE OPERATING DATA:
Net asset value, beginning
  of period                     $  12.47      $  11.96      $  10.90      $  12.30      $  11.58     $ 10.04      $ 10.00
Income (loss) from
  investment operations:
Net investment income                .55           .55           .69           .73           .73         .66          .44
Net realized and
  unrealized gain (loss)
  on investments and
  options written                   1.41           .50          1.15          (.97)         1.04        1.53          .07
Total income (loss) from
  investment operations             1.96          1.05          1.84          (.24)         1.77        2.19          .51
Dividends and
  distributions to
  shareholders:
Dividends from net
  investment income                 (.55)         (.54)         (.78)         (.70)         (.68)       (.65)        (.43)
Distributions from net
  realized gain on
  investments and options
  written                              -             -             -          (.46)         (.37)          -         (.04)
Total dividends and
  distributions to
  shareholders                      (.55)         (.54)         (.78)        (1.16)        (1.05)       (.65)        (.47)
Net asset value, end of
  period                        $  13.88      $  12.47      $  11.96      $  10.90      $  12.30     $ 11.58      $ 10.04
TOTAL RETURN, AT NET ASSET
  VALUE(3)                         15.95%         8.99%        17.48%        (1.91)%       15.76%      22.15%        3.97%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period
  (in thousands)                $250,290      $159,464      $124,634      $118,888      $121,286     $78,386      $53,291
Average net assets (in
  thousands)                    $199,954      $139,011      $117,000      $123,231      $101,057     $64,298      $34,256
Number of shares
  outstanding at end of
  period (in thousands)           18,026        12,792        10,421        10,908         9,860       6,766        5,306
Ratios to average net
  assets:
Net investment income               4.44%         4.63%         5.95%         6.53%         6.36%       6.18%        6.12%(4)
Expenses                             .48%          .55%          .54%          .55%          .57%        .58%         .65%(4)
Portfolio turnover rate(5)          32.4%         57.8%         80.3%         99.2%         66.9%      110.0%        46.9%

1. For the period from February 9, 1987 (commencement of operations) to December 31, 1987.

2. For the year ended December 31.

3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.

4. Annualized.

5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation.

See accompanying Notes to Financial Statements.

Oppenheimer Variable Account Funds

                                                                                    Oppenheimer
                                                                                 Global Securities
                                                                                       Fund
                                                              1993(2)         1992(2)         1991(2)         1990(1)
PER SHARE OPERATING DATA:
Net asset value, beginning of period                          $   9.57        $ 10.38          $10.04          $10.00
Income (loss) from investment operations:
Net investment income                                            (.02)            .07             .04               -
Net realized and unrealized gain (loss) on
  investments                                                    6.75            (.80)            .30             .04
Total income (loss) from investment operations                   6.73            (.73)            .34             .04
Dividends and distributions to shareholders:
Dividends from net investment income                                -            (.04)              -               -
Distributions from net realized gain on investments                 -            (.04)              -               -
Total dividends and distributions to shareholders                   -            (.08)              -               -
Net asset value, end of period                                $ 16.30         $  9.57          $10.38          $10.04
TOTAL RETURN, AT NET ASSET VALUE(3)                             70.32%          (7.11)%          3.39%            .40%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)                      $96,425         $13,537          $7,339          $  432
Average net assets (in thousands)                             $31,696         $11,181          $3,990          $  263
Number of shares outstanding at end of period (in
  thousands)                                                    5,917           1,415             707              43
Ratios to average net assets:
Net investment income                                             .72%           1.04%            .75%            .08%(4)
Expenses                                                          .92%           1.06%           1.32%           6.84%(4)
Portfolio turnover rate(5)                                       65.1%           34.1%           29.5%            0.0%

1. For the period from November 12, 1990 (commencement of operations) to December 31, 1990.

2. For the year ended December 31.

3. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.

4. Annualized.

5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation.

See accompanying Notes to Financial Statements.

Oppenheimer Variable Account Funds

                                                                       Oppenheimer
                                                                     Strategic Bond
                                                                          Fund
                                                                         1993(1)
PER SHARE OPERATING DATA:
Net asset value, beginning of period                                         $ 5.00
Income from investment operations:
Net investment income                                                           .10
Net realized and unrealized gain on investments and foreign
  currency transactions                                                         .11
Total income from investment operations                                         .21
Dividends and distributions to shareholders:
Dividends from net investment income                                           (.09)
Distributions from net realized gain on investments                               -
Total dividends and distributions to shareholders                              (.09)
Net asset value, end of period                                               $ 5.12
TOTAL RETURN, AT NET ASSET VALUE(2)                                            4.25%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)                                     $9,887
Average net assets (in thousands)                                            $4,259
Number of shares outstanding at end of period (in thousands)                  1,930
Ratios to average net assets:
Net investment income                                                          5.67%(3)
Expenses                                                                        .96%(3)
Portfolio turnover rate(4)                                                     10.9%

1. For the period from May 3, 1993 (commencement of operations) to December 31, 1993.

2. Assumes a hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested inadditional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period.

3. Annualized.

4. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during theperiodof acquisition of one year or less are excluded from the calculation.

See accompanying Notes to Financial Statements.

Notes to Financial Statements
Oppenheimer Variable Account Funds
1. Significant Accounting Policies Oppenheimer Money Fund (OMF),
Oppenheimer High Income Fund (OHIF), Oppenheimer Bond Fund (OBF), Oppenheimer Capital Appreciation Fund (OCAP), Oppenheimer Growth Fund
(OGF), Oppenheimer Multiple Strategies Fund (OMSF), Oppenheimer Global Securities Fund (OGSF) and Oppenheimer Strategic Bond Fund (OSBF) (collectively, the Funds) are separate funds of Oppenheimer Variable
Account Funds (the Trust), a diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended. The Trust's investment adviser is Oppenheimer Management Corporation (the Manager). The following is a summary of significant accounting policies consistently followed by the Funds.

Investment Valuation-Portfolio securities of OMF are valued on the basis of amortized cost, which approximates market value. Portfolio securities of OHIF, OBF, OCAP, OGF, OMSF, OGSF and OSBF are valued at 4:00 p.m. (New Yorktime) on each trading day. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or asked price or the last sale price on the prior trading day. Long-term debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Long-term debt securities which cannot be valued by the approved portfolio pricing service are valued by averaging the mean between the bid and asked prices obtained from two active market makers in such securities. Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Securities for which market quotes are not readily available are valued under procedures established by the Board of Trustees to determine fair value in good faith. A call option is valued based upon the last sales price on the principal exchange on which the option is traded or, in the absence of any transactions that day, the value is based upon the last sale on the prior trading date if it is within the spread between the closing bid and asked prices. If the last sale price is outside the spread, the closing bid or asked price closest to the last reported sale price is used. Forward foreign currency contracts are valued at the forward rate on a daily basis.

Security Credit Risk-OHIF invests in high yield securities, which may be subject to a greater degree of credit risk, greater market fluctuations and risk of loss of income and principal, and may be more sensitive to economic conditions than lower yielding, higher rated fixed income securities. The Fund may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default. At December 31, 1993, securities with an aggregate market value of $2,369,721, representing 2.47% of the Fund's total assets, were in default.

Foreign Currency Translation-The accounting records of the Funds are maintained in U.S. dollars. Prices of securities purchased by OHIF, OBF, OCAP, OGF, OMSF, OGSF and OSBF that are denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions.

Forward foreign currency exchange contracts are generally entered into as a hedge, upon the purchase or sale of a security denominated in a foreign currency. In addition, OHIF, OBF, OGSF and OSBF may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions. A forward exchange contract is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate. Risks may arise from the potential inability of the counterparty to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

OCAP, OGF, OMSF and OGSF account for gains and losses on foreign currency transactions with the transactions that gave rise to the exchange gain or loss. The net gain or loss resulting from changes in foreign currency exchange rates is reported separately in the Statement of Operations by OHIF, OBF and OSBF.

Repurchase Agreements-The Funds require the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Funds may be delayed or limited.

Oppenheimer Variable Account Funds

Call Options Written-OHIF, OCAP, OGF, OMSF, OGSF and OSBF may write covered call options. When an option is written by a Fund, the Fund receives a premium and becomes obligated to sell the underlying security at a fixed price, upon exercise of the option. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security underlying the written option. Exercise of an option written by the Fund could result in the Fund selling a security at a price different from the current market value. All securities covering call options written are held in escrow by the custodian bank.

Federal Income Taxes-The Trust intends for each Fund to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income tax provision is required.

Equalization-Prior to September 25, 1993, OHIF and OBF followed the accounting practice of equalization, by which a portion of the proceeds from sales and costs of redemptions of Fund shares equivalent on a per share basis to the amount of undistributed net investment income were credited or charged to undistributed income. The cumulative effect of the change in accounting practice resulted in a reclassification of $2,119,310 and $1,577,200 for OHIF and OBF, respectively, from undistributed net investment income to paid-in capital.

Distributions to Shareholders-Dividends and distributions to shareholders of OHIF, OBF, OCAP, OGF, OMSF, OGSF and OSBF are recorded on the ex-dividend date. OMF intends to declare dividends from net investment income each regular business day and pay such dividends monthly. To effect its policy of maintaining a net asset value of $1.00 per share, OMF may withhold dividends or make distributions of net realized gains.

Other-Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Discount on securities purchased by OHIF, OBF, OCAP, OGF, OMSF, OGSF and OSBF is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes. Dividends in kind are recognized as income on the ex-dividend date, at the current market value of the underlying security. Interest on payment-in-kind debt instruments is accrued as income at the coupon rate and a market adjustment is made on the ex-date.

Oppenheimer Variable Account Funds

2. Shares of Beneficial Interest The Funds have authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

                                   Oppenheimer Money Fund                             Oppenheimer High Income Fund
                           Year Ended                  Year Ended                 Year Ended                Year Ended
                       December 31, 1993            December 31, 1992          December 31, 1993        December 31, 1992
                     Shares         Amount        Shares        Amount       Shares       Amount       Shares      Amount
Sold               102,985,240  $ 102,985,240   108,040,063  $ 108,040,063 10,942,819  $113,254,844   4,550,213 $ 43,344,229
Dividends and
  distributions
  reinvested         1,805,107      1,805,107     2,400,795      2,400,795    743,446     7,814,552     503,051    4,788,432
Redeemed          (101,836,198)  (101,836,198) (110,877,219)  (110,877,219)(7,432,492)  (76,976,837) (3,769,287) (35,916,382)
Net increase
  (decrease)         2,954,149  $   2,954,149      (436,361) $    (436,361) 4,253,773  $ 44,092,559   1,283,977 $ 12,216,279

                                  Oppenheimer Bond Fund                         Oppenheimer Capital Appreciation Fund
                          Year Ended                 Year Ended                 Year Ended                 Year Ended
                       December 31, 1993         December 31, 1992           December 31, 1993          December 31, 1992
                     Shares       Amount        Shares       Amount       Shares        Amount        Shares       Amount
Sold                4,694,025  $ 53,668,794    4,231,648  $ 46,316,359   4,925,361   $ 134,864,285   5,202,028  $117,665,463
Dividends and
  distributions
  reinvested          518,084     5,957,407      333,812     3,653,072     151,099       3,652,073      61,185     1,391,955
Redeemed           (1,375,924)  (15,753,286)  (1,739,301)  (18,999,383) (3,951,312)   (106,719,894) (4,187,015)  (94,424,981)
Net increase        3,836,185  $ 43,872,915    2,826,159  $ 30,970,048   1,125,148   $  31,796,464  1,076,198  $ 24,632,437

Oppenheimer Variable Account Funds

                                 Oppenheimer Growth Fund                         Oppenheimer Multiple Strategies Fund
                          Year Ended                 Year Ended                 Year Ended                 Year Ended
                       December 31, 1993          December 31, 1992          December 31, 1993          December 31, 1992
                     Shares        Amount       Shares        Amount       Shares        Amount       Shares       Amount
Sold                3,164,464   $ 53,547,991   3,914,464   $  59,289,671  6,332,739   $  84,477,261  3,370,345  $  41,125,816
Dividends and
  distributions
  reinvested           66,987      1,107,299      36,133        532,602     644,161      8,601,104     517,276      6,262,811
Redeemed           (2,180,502)   (36,823,721) (3,251,618)   (49,040,663) (1,742,975)   (23,415,881) (1,516,315)   (18,408,597)
Net increase        1,050,949   $ 17,831,569     698,979   $ 10,781,610   5,233,925   $ 69,662,484  2,371,306  $  28,980,030

                                                                                            Oppenheimer Strategic
                                       Oppenheimer Global Securities Fund                         Bond Fund
                                    Year Ended                     Year Ended                    Year Ended
                                 December 31, 1993             December 31, 1992            December 31, 1993(1)
                              Shares          Amount        Shares         Amount          Shares          Amount
Sold                         4,921,273     $68,947,505      904,052      $  9,354,667     2,316,566      $11,749,598
Dividends and
  distributions
  reinvested                         -               -        6,630           70,278         30,366          155,087
Redeemed                      (419,042)     (5,789,067)    (203,135)      (2,069,180)      (416,974)      (2,133,050)
Net increase                 4,502,231     $63,158,438      707,547     $  7,355,765      1,929,958      $ 9,771,635

1. For the period from May 3, 1993 (commencement of operations) to December 31, 1993.

Oppenheimer Variable Account Funds

3 Unrealized Gains and Losses on Investments and Options Written
At December 31, 1993, net unrealized appreciation on investments and options written consisted of the following:

                                                     Oppenheimer                    Oppenheimer    Oppenheimer   Oppenheimer
                       Oppenheimer    Oppenheimer      Capital       Oppenheimer     Multiple        Global       Strategic
                       High Income        Bond       Appreciation      Growth       Strategies     Securities        Bond
                           Fund           Fund           Fund           Fund           Fund           Fund           Fund
Gross appreciation     $  5,972,717   $ 4,941,642    $ 28,473,570    $11,310,180   $ 35,083,777    $17,370,800   $   137,575
Gross depreciation         (949,041)     (526,065)     (2,524,618)    (2,174,060)    (4,711,327)    (1,198,182)      (61,657)
Net unrealized
  appreciation         $  5,023,676   $ 4,415,577    $ 25,948,952    $ 9,136,120   $ 30,372,450    $16,172,618   $    75,918

Purchases and sales of investment securities (excluding short-term securities) for the year ended December 31, 1993 were as follows:

Purchases                $122,623,355  $61,383,497   $135,905,785  $20,752,925   $109,074,871  $74,160,213   $14,669,367
Sales                    $  83,369,171 $28,260,510   $110,913,591  $ 5,059,824   $ 60,759,536  $20,095,636   $ 5,485,104

4 Call Option Activity
Call option activity for the year ended December 31, 1993 was as follows:

                                       Oppenheimer Multiple Strategies Fund    Oppenheimer Strategic Bond Fund
                                          Number of           Amount of          Number of         Amount of
                                           Options             Premiums           Options          Premiums
Options outstanding at December 31,
  1992                                      1,314             $  250,967               -            $     -
Options written                             5,764              1,484,776             500              7,110
Options cancelled in closing
  purchase transactions                    (1,564)              (438,445)              -                  -
Options expired prior to exercise          (1,431)              (295,659)           (500)            (7,110)
Options exercised                          (1,698)              (346,791)              -                  -
Options outstanding at December 31,
  1993                                      2,385             $  654,848               -            $     -

The cost of cancelling options in closing purchase transactions was $514,481, resulting in a net short-term capital loss of $76,036 for OMSF Premiums received on expired options resulted in short-term capital gains of $295,659 and $7,110 for OMSF and OSBF, respectively.

Oppenheimer Variable Account Funds

5 Forward Foreign Currency Exchange Contracts
At December 31, 1993, outstanding forward exchange currency contracts to purchase and sell foreign currencies were as follows:

                                              Oppenheimer High Income Fund

                                                        Contract             Valuation
     Contracts to Purchase          Expiration Date      Amount       as of December 31, 1993    Unrealized Appreciation
Canadian Dollar                         1/10/94        $  179,198           $  181,246                   $ 2,048
     Contracts to Sell
Spanish Peseta                          1/05/94        $1,092,780           $1,090,596                     2,184
Canadian Dollar                         1/10/94         2,198,670            2,198,059                       611
Deutsche Mark                           1/13/94           585,138              568,906                    16,232
                                                       $3,876,588           $3,857,561                   $21,075

                                                  Oppenheimer Bond Fund

                                                      Contract             Valuation
   Contracts to Purchase         Expiration Date       Amount       as of December 31, 1993      Unrealized Appreciation
Canadian Dollar                      1/10/94          $834,716             $844,254                       $9,538

   Contracts to Sell
Canadian Dollar                      1/10/94          $844,489             $844,254                          235
                                                                                                          $9,773

                                           Oppenheimer Global Securities Fund

                                                      Contract              Valuation            Unrealized Appreciation
     Contracts to Sell          Expiration Date        Amount        as of December 31, 1993          (Depreciation)
Austrian Schilling                  1/20/94        $  2,009,452           $  1,981,062                  $  28,390
British Pound                       1/20/94           1,992,023              1,997,666                     (5,643)
Deutsche Mark                       1/20/94           2,712,762              2,672,717                     40,045
Finnish Markka                      1/20/94             989,034              1,003,039                    (14,005)
French Franc                        1/20/94           3,166,097              3,181,513                    (15,416)
Italian Lira                        1/20/94           1,010,246                989,836                     20,410
Netherlands Guilder                 1/20/94           1,403,058              1,387,215                     15,843
Norwegian Krone                     1/20/94           1,409,615              1,388,872                     20,743
Spanish Peseta                      1/20/94           1,020,784                986,678                     34,106
Swedish Krona                       1/20/94           3,164,686              3,148,612                     16,074
Swiss Franc                         1/20/94           1,265,522              1,284,515                    (18,993)
                                                    $20,143,279            $20,021,725                   $121,554

                                             Oppenheimer Strategic Bond Fund

                                                      Contract             Valuation
     Contracts to Sell           Expiration Date       Amount       as of December 31, 1993      Unrealized Appreciation
Canadian Dollar                      1/10/94          $199,879             $199,778                      $   101
Deutsche Mark                        1/13/94           175,541              170,671                        4,870
Italian Lira                         1/13/94           156,527              152,791                        3,736
Spanish Peseta                       1/13/94           199,636              194,540                        5,096
                                                      $731,583             $717,780                      $13,803

Oppenheimer Variable Account Funds

6. Management Fees and Other Transactions with Affiliates
Management fees paid to the Manager were in accordance with the investment advisory agreements with the Trust. Except as stated below, the annual fees are .50% on the first $250 million of aggregate Trust net assets, .45% on the next $50 million, .40% on the next $100 million, .35% on the next $400 million and .30% on net assets in excess of $800 million. OMF fees are reduced by .05% on the first $250 million of Fund net assets, as well as on Fund net assets in excess of $4 billion. OHIF pays an additional management fee of .15% of its net assets annually. OGSF fees are .75% on the first $200 million of aggregate Trust net assets with a reduction of .03% on each $200 million thereafter to $800 million, and .60% on net assets in excess of $800 million. OSBF fees are .65% of net assets annually. Fees are allocated ratably to each Fund based on the relative value of Fund net assets to total Trust net assets as of the close of business each day. The Manager has agreed to reimburse OMF, OHIF, OBF, OCAP, OGF, OMSF and OSBF if aggregate Fund expenses (with specified exceptions) exceed 2% of the first $10 million of average annual net assets, 1.50% of the next $20 million and 1% of average annual net assets in excess of $30 million. The Manager and Monarch Life Insurance Company, Bankers Security Life Insurance Society (Bankers) and Confederation Life Insurance and Annuity Company have also voluntarily undertaken to limit the expenses of OMF, OHIF, OBF, OCAP, OGF and OMSF to .75% of average annual net assets, after any other reimbursement by the Manager. The reimbursement is based on the proportionate number of shares in the accounts of the respective insurance companies. The undertaking by Bankers extends to OMSF only.

Independent Auditors' Report
Oppenheimer Variable Account Funds

The Board of Trustees and Shareholders of
Oppenheimer Variable Account Funds:

We have audited the accompanying statements of assets and liabilities, including the statements of investments, of Oppenheimer Money Fund, Oppenheimer High Income Fund, Oppenheimer Bond Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Growth Fund, Oppenheimer Multiple Strategies Fund, Oppenheimer Global Securities Fund and Oppenheimer Strategic Bond Fund (all of which are series of Oppenheimer Variable Account Funds) as of December 31, 1993, the related statements of operations for the year then ended, the statements of changes in net assets for the periods ended December 31, 1993 and 1992, and the financial highlights for the applicable periods ended December 31, 1993, 1992, 1991, 1990, 1989, 1988, 1987, and 1986, June
30, 1986 and December 31, 1985. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Oppenheimer Money Fund, Oppenheimer High Income Fund, Oppenheimer Bond Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Growth Fund, Oppenheimer Multiple Strategies Fund, Oppenheimer Global Securities Fund and Oppenheimer Strategic Bond Fund at December 31, 1993, the results of their operations, the changes in their net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE

Denver, Colorado
January 21, 1994

Oppenheimer Variable Account Funds

Officers and Trustees
James C. Swain, Chairman and Chief Executive Officer
William A. Baker, Trustee
Charles Conrad, Jr., Trustee
Jon S. Fossel, Trustee and President
Raymond J. Kalinowski, Trustee
C. Howard Kast, Trustee
Robert M. Kirchner, Trustee
Ned M. Steel, Trustee
Robert C. Doll, Jr., Vice President
Andrew J. Donohue, Vice President
George R. Evans, Vice President
David P. Negri, Vice President
Richard H. Rubinstein, Vice President
Arthur J. Zimmer, Vice President
George C. Bowen, Vice President, Secretary and Treasurer
Lynn M. Coluccy, Assistant Treasurer
Robert G. Zack, Assistant Secretary

Investment Advisor
Oppenheimer Management Corporation

Transfer Agent
Oppenheimer Shareholder Services

Custodian of Portfolio Securities
The Bank of New York

Independent Auditors
Deloitte & Touche

Legal Counsel
Myer, Swanson & Adams, P.C.

This is a copy of a report to shareholders of Oppenheimer Variable Account Funds. This report must be preceded or accompanied by a Prospectus of Oppenheimer Variable Account Funds. For material information concerning the Funds, see the Prospectus.